JumpTV

TORONTO
463 King St. W., Suite 300
Toronto, Ontario M5V 1K4
Canada
T: +1.647.426.1300
F: +1.416.849.3700
www.jumptv.com

DUBAI
Dubai Media City
Building #9, Suite 107
Dubai, U.A.E.
T: +971.50.479.1356
F: +971.43.320.0005

NEW YORK
40 Broad St., Suite 500
New York, NY 10004
U.S.A.
T: +1.212.774.3700
F: +1.212.480.8805

07028683

December 12, 2007

Office of International Corporate Finance
Mail Stop 3628
100 F Street N.E.
Washington D.C., 20549

Re: JumpTV Inc. - Additional Information Furnished Pursuant to Rule 12g3-2(b)
File No. 82-35095

SUPPL

Dear Sir or Madam:

We submit the following additional documents on behalf of JumpTV Inc. pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act").

Should you have any questions, please feel free to contact me at (647) 426-1265.

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Sincerely,

Jason Reid
Chief Financial Officer

Enclosures

JumpTV Partners With AETN International and Endemol to Stream Italian, Russian, Spanish, Portuguese and French Series via Video On Demand

Internet Television Broadcaster Will Stream Globally-Recognized Series in North America and Western Europe

TORONTO--(Marketwire - December 11, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), a leader in broadcasting international television and sports over the Internet, announced that it has signed agreements with Endemol and AETN International, a division of A&E Television Networks (AETN), to carry several globally-recognized series on demand via JumpTV.com and JumpTV's network of sub-licensee sites.

JumpTV will carry Endemol's Russian production of "Deal or No Deal" - one of the company's most recognized titles - throughout North America.

Through an agreement with AETN International, JumpTV's broadband VOD service will also offer paid long form content from The History Channel(R) and A&E(R) Network libraries, including the series, "Mysteries of the Bible", "Ancient Mysteries", "The History of Sex", "Weapons at War" and "Modern Marvels." These programs will be available in French, Spanish, Portuguese and Italian, and will be carried in territories where sizable immigrant communities for each language reside. The programming offered by AETN International will be geo-blocked.

The programs will be offered via a combination of free-to-consumer (ad supported), pay per view and subscription models, with paid services ranging from $0.49 per episode to $5.99 for a series of episodes. The content will also be co-marketed with JumpTV's live, sports and VOD content from Portugal, Spain, Latin America, Russia and the Ukraine.

"Deal or No Deal" is one of the most popular shows on television in North America and we believe our Russian version is set to become a big hit within the USA's sizeable Russianspeaking community" said Michiel de Gooijer, Business Development Manager at Endemol.

On the Endemol content, Jeff Maser, VP Corporate Development of JumpTV, noted, "There are more Russian-speaking viewers residing outside the former Soviet republics, collectively, than within some of the Soviet republics themselves. Moreover, we marvel at the fact that, in Toronto, Canada, there are at least 16 video stores that focus on renting Russian TV shows - just one of many North American cities where large Russian expatriate communities reside."

"AETN International's catalog covers a wide range of topics including ancient and contemporary history, military history, crime, technology and religion. These genres have proved popular with audiences across platforms," he continued.

"We're excited to work with Jump TV to broaden the distribution of our video-on-demand programming. Our branded content is broadcast in over 137 countries and 20 languages, and we continue to strategically extend that content to new communities, including ex -pats," said Sean Cohan, Senior Vice President, International, AETN.

G Scott Paterson, Executive Chairman of JumpTV commented, "We continue to add partnerships with world class media producers such as Endemol and AETN International to monetize with them their content on a global basis to viewers that value the availability of such content in multiple languages".

The shows will premiere on the JumpTV network of web sites later this Fall.

About Endemol

Endemol is a global leader in television and other audiovisual entertainment. The Company creates premium entertainment ideas and sells them to the world's leading broadcasters.

Endemol then produces these shows to the highest standards, creating hits with strong brand value. Subsequently, the company exploits the value of its brands across other media and communications platforms, including, for example, mobile phones and the Internet. Endemol, with its head office in Hilversum, the Netherlands, now has subsidiaries and joint ventures in 25 countries, including the UK, the US, Spain, Italy, France, Germany and the Netherlands, as well as in Latin America, India, South Africa and Australia. For more information, please visit www.endemol.com.

About AETN International:

A division of A&E Television Networks, AETN International markets the quality programming and proven success of The History Channel(R), A&E(R), The Biography Channel(R), Crime & Investigation Network(TM) and The History Channel HD(TM) overseas. Through innovative local partnerships and affiliates, AETN International has expanded the presence of AETN channels and branded blocks around the world. In addition to licensing AETN channels, AETN International handles syndicated sales, format sales and short form sales for broadband and mobile of programs from the A&E and The History Channel catalog to international broadcasters. AETN channels and programs are now available in more than 137 countries to over 240 million TV households. AETN International has offices in New York, London and Singapore. The AETN International website is located at www.AETNinternational.com.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
For AETN International:
Kerri Tarmey
+1 212 551 1504
Kerri.tarmey@aetn.com
For Endemol:
Charlie Gardner
+44 (0) 7977 075 643
Charlie.Gardner@endemoluk.com
For JumpTV:
Lewis Goldberg
KCSA Worldwide
T: 1.212.896.1216
lgoldberg@kcsa.com

JumpTV Partners With Canoe.TV to Provide Live International TV Channels

Partnership to Make JumpTV Channels Available Free to Consumer on One of Canada's Leading Portals

TORONTO--(Marketwire - December 06, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV), a leader in broadcasting International television and sports content over the Internet, has partnered with Canoe.TV, a part of the Canoe.ca Network and owned by Quebecor Inc. (TSX: QBR.A) (TSX: QBR.B), to broadcast selected channels on a free to consumer, ad-supported, basis within Canada.

The Canoe Network attracts approximately 8 million unique visitors per month in Canada and includes content sites such as Canoe.ca, Canoe.qc.ca, La Toile du Québec, Canoe Money, the TVA network site and the LCN site.

Canoe.TV, recently launched, will initially carry five of JumpTV's premium international television channels: MBC1 (Arabic), CVM TV (Jamaica), AAJ TV (Pakistan), Sahara Filmy (India) and RTP International (Portugal). The number of JumpTV channels available to Canoe.TV users is expected to increase over the next several months.

In addition to JumpTV's live channels, Canoe.TV will work with independent production companies in Canada to produce exclusive content and will also broadcast a wide selection of on-demand video content from JumpTV as well as partners such as the CBC, House and Home, The Fight Network and Just For Laughs, among others.

Canoe intends to sell advertising in connection with Canoe.TV and share an amount of the advertising revenue with its content partners including JumpTV.

"We believe there is strong consumer demand for online video and we are excited to be entering this rapidly growing space through our newly launched Canoe.TV. JumpTV was a natural choice when looking to expand our offering to include television from around the world as clearly they have the largest selection of premium international content available on the web," said Pierre Karl Peladeau, president and CEO of Quebecor Media Inc.

Mike JB John Baptiste, head of global distribution for JumpTV added, "We are delighted to launch our first live free to consumer content in Canada with Canoe. We believe that Canadian companies active in promoting their brands online can uniquely connect with foreign born Canadians by advertising alongside JumpTV international television content."

"Moreover", he continued, "Canada represents a significant market opportunity for JumpTV's international television and sports content as cities such as Toronto, Vancouver, Montreal and Quebec City are incredibly ethnically diverse."

In the United States, JumpTV offers approximately 120 of its 300 international television channels from 75 countries on a free to consumer, ad supported basis, with the balance of its channels offered on a subscription basis. In all other countries, JumpTV international channels are on a subscription basis.

JumpTV's 175 sporting properties which include approximately 135 US colleges and universities are offered worldwide on a subscription basis for premium content with significant free to consumer content offered as well.

About JumpTV

JumpTV (AIM: JTV) (TSX: JTV) is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

JumpTV PR/IR Contact:

G. Scott Paterson
Executive Chairman
JumpTV Inc.
T: 416.368.6464
paterson@jumptv.com

Lewis Goldberg
KCSA Worldwide

T: 1.212.896.1216
lgoldberg@kcsa.com

JumpTV CEO, Chairman and Two Directors Purchase JumpTV Shares

TORONTO -- (MARKET WIRE) -- 11/22/07 -- JumpTV Inc. ("JumpTV" or the "Company") (AIM: JTV) (TSX: JTV) announces that on November 21, 2007, the Company's chief executive officer, executive chairman and two members of the board of directors purchased shares of JumpTV stock.

* Jordan Banks, chief executive officer, purchased 125,000 common shares at an average price of Cdn $1.90 and now holds a total of 125,000 common shares representing 0.3% of the issued share capital of the Company.

* G. Scott Paterson, executive chairman, purchased 125,000 common shares at an average price of Cdn $1.90 and now holds a total of 5,344,990 common shares representing 10.85% of the issued share capital of the Company.

* Mark Amin, director, purchased 50,000 common shares at an average price of Cdn $1.95 and now holds a total of 320,000 common shares representing 0.6% of the issued share capital of the Company.

* James McNamara, director, purchased 100,000 common shares at an average price of Cdn $1.95 and now holds a total of 100,000 common shares representing 0.2% of the issued share capital of the Company.

* Mr. Paterson's spouse and two of his children recently acquired a total of 15,000 shares at an average price of $2.10 per share and they now hold a total of 100,000 common shares representing 0.2 % of the issued share capital of the Company. Mrs. Paterson makes her own investment decisions for herself and the children.

JumpTV also announces, pursuant to AIM disclosure requirements, that in connection with the Company's announced normal course issuer bid, which commenced on Thursday, August 23, 2007, that on November 21, 2007 the Company acquired 125,000 common shares at an average price of Cdn $1.90 per share. The shares purchased will be cancelled and the number of common shares outstanding as at today's date, giving effect to this cancellation, is 49,245,395.

Enquiries:

G. Scott Paterson
Executive Chairman
JumpTV Inc.
+1-416-368-6464
paterson@jumptv.com

Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JUMPTV INC.
FORM 51-102 F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of the Company

1.1.1 Name and Address of the Company

JumpTV Inc. ("JumpTV")
463 King Street West, 3rd Floor
Toronto, Ontario
M5V 1K4

1.1.2 Executive Officer

Jason B. Reid, C.A.
Chief Financial Officer
JumpTV Inc.
(647) 426-1300

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

Effective August 31, 2007, JumpTV USA Holdco. Inc. ("JumpTV Sports"), an indirect wholly-owned subsidiary of JumpTV, acquired substantially all the assets and assumed certain obligations of the Broadband Network Business Unit [the "Network Division"] of XOS Technologies, Inc. ("XOS"). The purchased assets consist primarily of customer contracts, fixed assets, and intellectual property. The majority of employees associated with the Network Division became employees of JumpTV Sports effective September 1, 2007.

The Network Division is one of the largest online global sports networks streaming thousands of NCAA games including football, men's and women's basketball, volleyball, baseball and track & field events. The Network Division currently has more than 150 official and exclusive broadband relationships with U.S. colleges, universities, conferences and professional sports teams including programs with the SEC, Big 12 and Big 10 NCAA Division I conferences.

In addition to live and video-on-demand streaming of sports matches, The Network Division provides custom-brand site design and Web hosting for its partner teams and athletic departments through a technology platform that includes Internet publishing tools, e-commerce solutions, online ticketing, mobile distribution capabilities and social networking technologies. The Network Division's proprietary functionality includes its "One Fan Profile" which content providers use to analyze data regarding their fans.

2.2 Date of Acquisition

August 31, 2007

2.3 Consideration

JumpTV paid cash consideration of US$60,250,000 and assumed certain liabilities of the Network Division. The purchase was financed with available cash on hand.

2.4 Effect on Financial Position

The acquisition was accounted for using the purchase method of accounting. There are no plans or proposals of a material nature in the business or affairs of the Network Division which would have a significant adverse effect on the results of operations and financial position of JumpTV.

2.5 Prior Valuations

Neither JumpTV nor, to JumpTV's knowledge, XOS has obtained any valuation opinions with respect to the Network Division within the last 12 months that were used to support the consideration paid by JumpTV.

2.6 Parties to Transaction

The transaction is not with an informed person, associate or affiliate of JumpTV.

2.7 Date of Report

November 14, 2007

Item 3 Financial Statements

The following financial statements are included with this report in the exhibits noted:

Exhibit A
Audited financial statements of the Network Division for the year ended December 31, 2006 and unaudited financial statements for the year ended December 31, 2005.

Exhibit B
Unaudited interim financial statements of the Network Division for the six months ended June 30, 2007 and June 30, 2006.

Exhibit C
a) Unaudited pro forma consolidated balance sheet as at June 30, 2007;
b) Unaudited pro forma consolidated statement of operations for the three months ended June 30, 2007;
c) Unaudited pro forma consolidated statement of operations for the fiscal year ended December 31, 2006; and
d) Notes to pro forma consolidated financial statements.

ITEM 3 – Exhibit A

Broadband Network Business Unit of XOS Technologies, Inc.

Financial Statements

**For the Years Ended
December 31, 2006 [AUDITED]
and December 31, 2005 [UNAUDITED]**

Financial Statements
[Expressed in U.S. dollars]

Broadband Network Business Unit of XOS Technologies, Inc.

December 31, 2006

AUDITORS' REPORT

To the Directors of
JumpTV Inc.

We have audited the carve-out balance sheet of the **Broadband Network Business Unit of XOS Technologies, Inc.** [the "Network Division"] as at December 31, 2006 and the carve-out statement of operations, carve-out statement of investment and carve-out statement of cash flows for the year then ended. These financial statements are the responsibility of the Network Division's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these carve-out financial statements present fairly, in all material respects, the financial position of the Network Division as at December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles. The financial statements for the preceding year are unaudited.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada.
November 12, 2007

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT BALANCE SHEET

[Expressed in U.S. dollars, unless otherwise noted]
[see Basis of Presentation – *note 1*]

As at December 31

	2006 $	2005 $
		[unaudited]
ASSETS		
Current		
Accounts receivable, net	769,173	90,643
Deferred direct broadcast operating costs	133,556	90,697
Total current assets	902,729	181,340
Other assets	15,000	15,000
Property, plant and equipment, net *[notes 3 and 4]*	1,130,011	439,485
Intangible assets, net *[note 5]*	311,232	871,602
Goodwill *[note 3[i]]*	124,200	—
Total assets	2,483,172	1,507,427
LIABILITIES AND XOS TECHNOLOGIES, INC.'S INVESTMENT		
Current		
Accounts payable and accrued liabilities *[note 8]*	2,643,586	1,014,084
Current portion of notes payable *[notes 3 and 7]*	86,885	70,314
Obligations under capital lease *[note 6]*	98,345	16,472
Deferred revenue	1,141,180	545,300
Total current liabilities	3,969,996	1,646,170
Deferred rent	21,984	17,776
Notes payable *[notes 3 and 7]*	53,896	79,686
Obligations under capital lease *[notes 6 and 9]*	177,136	35,978
Total liabilities	4,223,012	1,779,610
XOS Technologies, Inc.'s investment	(1,739,840)	(272,183)
Total liabilities and XOS Technologies, Inc.'s investment	2,483,172	1,507,427

Related party transactions *[note 8]*
Commitments and contingencies *[note 9]*

See accompanying notes

On behalf of the Board:

"G. Scott Paterson"	"Jordan Banks"
Director	Director

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT STATEMENT OF OPERATIONS

[Expressed in U.S. dollars, unless otherwise noted]

	Year ended December 31, 2006 $	Year ended December 31, 2005 $ *[unaudited]*
Revenue *[note 8]*	3,899,088	1,865,473
Direct broadcast operating costs	(3,252,944)	(1,940,435)
	646,144	(74,962)
Other costs and expenses		
Selling, general and administrative *[note 8]*	9,430,906	6,449,107
Stock-based compensation *[note 13]*	157,000	251,438
Interest expense	128,245	34,246
Amortization of property, plant and equipment	224,860	41,635
Amortization of intangible assets	95,940	6,000
	10,036,951	6,782,426
Net loss	(9,390,807)	(6,857,388)

Related party transactions *[note 8]*

See accompanying notes

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT STATEMENT OF XOS TECHNOLOGIES, INC.'S INVESTMENT

[Expressed in U.S. dollars, unless otherwise noted]

	Year ended December 31, 2006 $	Year ended December 31, 2005 $ *[unaudited]*
Balance, beginning of the year	(272,183)	1,064,626
Contributions by XOS Technologies, Inc.	7,923,150	5,520,579
Net loss	(9,390,807)	(6,857,388)
Balance, end of the year	(1,739,840)	(272,183)

Related party transactions *[note 8]*

See accompanying notes

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars, unless otherwise noted]

	Year ended December 31, 2006 $	Year ended December 31, 2005 $ *[unaudited]*
OPERATING ACTIVITIES		
Net loss	(9,390,807)	(6,857,388)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization	1,081,334	750,275
Changes in operating assets and liabilities		
Accounts receivable	(678,530)	(47,911)
Deferred direct broadcast operating costs	(42,859)	(90,697)
Other assets	—	(15,000)
Accounts payable and accrued liabilities	1,629,502	679,753
Deferred revenue	595,880	429,461
Deferred rent	4,208	17,776
Other	—	(2,286)
Cash used in operating activities	(6,801,272)	(5,136,017)
INVESTING ACTIVITIES		
Acquisition of Envisage Software, LLC *[note 3[i]]*	(600,000)	—
Purchase of intangible assets	(25,229)	—
Purchase of property, plant and equipment	(372,434)	(334,632)
Cash used in investing activities	(997,663)	(334,632)
FINANCING ACTIVITIES		
Repayment of notes payable *[note 7]*	(82,719)	—
Repayment of capital lease *[note 6]*	(41,496)	(49,930)
XOS Technologies, Inc.'s investment	7,923,150	5,520,579
Cash provided by financing activities	7,798,935	5,470,649
Net increase in cash during the year	—	—
Cash, beginning of year	—	—
Cash, end of year	—	—

Supplemental cash flow information *[note 10]*

See accompanying notes

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

1. Nature of Operations and Basis of Presentation

The Broadband Network Business Unit [the "Network Division"] of XOS Technologies, Inc. [the "Company"] provides subscription services, website hosting services, merchandising and fan management solutions to university and college sports programs.

The Network Division is managed as a separate operating division within XOS Technologies, Inc. and includes the operations and the assets and liabilities of the Company that relate to the Network Division.

On July 17, 2007, the Company entered into a definitive agreement with JumpTV Inc. ["JumpTV"] to sell certain assets and transfer certain liabilities of the Company's Network Division for $60,250,000.

The carve-out financial statements as at December 31, 2006 have been prepared at the request of JumpTV and include the assets, liabilities, revenues and expenses of the Network Division. They have been derived from the accounting records of the Company using the historical results of operations and historical basis of assets of liabilities of the segment subsequently transferred to JumpTV.

The Company historically performed various corporate functions for the Network Division. Allocations for general corporate expenses are reflected in selling, general and administrative expenses in the statement of operations. Allocation methodologies have been established by the management of the Company and the Network Division and have been consistently applied in the historical financial statements of the carve-out Network Division. A portion of the Company's general and administrative expenses have been allocated to the Network Division. These expenses are primarily for corporate overhead such as human resources, accounting, and business development. These allocations are based on what the Company considers to be reasonable reflections of the historical utilization levels of these services required in support of the Network Division's business. In the opinion of the management of the Network Division the methodology or allocating the balance sheet and statement of operations and all other assumptions underlying the carve-out financial statements are reasonable.

The financial statements included herein may not necessarily reflect the financial position, results of operations and cash flows of the Network Division in the future or what the financial position, results of operations and cash flows would have been had the Network Division been a stand-alone company during the periods presented. Future results of operations and financial position could differ materially from the historical amounts presented herein.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

2. Summary of Significant Accounting Policies

The carve-out financial statements of the Network Division have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ["GAAP"] which assumes that the future operations will allow for the realization of assets and discharge of liabilities in the normal course of business. Should the Network Division be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated financial statements do not include any adjustments to the carrying value of assets and liabilities that might be necessary should the Network Division not continue operating in the normal course of business. The carve-out financial statements have been prepared in U.S. dollars and have been derived from the accounting records of the Company.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the determination of the useful lives of long-lived assets and allocation of the purchase price for acquisitions. On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Network Division's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Network Division's financial position and results of operations could be materially impacted.

Revenue recognition

The Network Division's revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable and collectibility is reasonably assured.

Annual Fees for Web Hosting, Ticketing, Donor and Guest Services
The Network Division receives annual fees for its web hosting, ticketing, donor, and guest management services. Many of these fees are billed on an annual basis; however, some fees are structured to be billed on other periodic bases such as monthly, quarterly, and semi-annually. These fees are billed at the beginning of the service period and are amortized over the life of the arrangement. The ticketing and donor management services typically have a minimum revenue guarantee to the Network Division along with a percentage of sales clause. For these types of arrangements, as the contract year for the services progresses, the Network Division will monitor the actual sales of the client and will accrue revenue according to the percent of sales clause in the

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

contracts. At the end of the contract year, the Network Division will issue an invoice to the client for the unbilled portion of the percent of sales clause.

Advertising Revenue
Advertising revenue is generated by selling ad impressions and sponsorship deals. Advertising impressions include banner and pre-roll ads which are delivered through the Network Division's website as well as through client or third partner sites delivering the Network Division's content. Advertising is sold through various means including: the Network Division, third-party ad sellers, content partners and distribution partners. CPM (cost per thousand) advertising revenue is generated by displaying an "impression" of an advertisement to a website user. The CPM advertising revenue is calculated by tracking "impression counts" via a third party ad serving software. The third party software will provide the total number of impressions during a time period to the Network Division. The Network Division then applies the contracted impression rate to the number of impressions in order to calculate advertising revenue. Advertising revenue is recognized in the period in which the impressions are served.

Subscription Fees
The Company offers audio, video, and pay-per-view subscription services to web-site end users. These subscriptions are offered as one-time, monthly, and annual packages. One-time (pay-per-view) revenue is recognized in the month in which the package is purchased, while monthly and annual subscription revenues are amortized over the life of the subscription.

Merchandise and Auction Revenue
The Network Division offers services that allow clients to sell merchandise and conduct auctions from their websites. The Network Division receives a revenue share from all merchandise and auction sales. The revenue share is recorded as revenue in the period in which the sale or auction takes place.

Property, plant and equipment

Property, plant and equipment are reported at cost less accumulated amortization. Amortization is calculated using the straight-line method over the periods outlined below, which allocates the cost of the property, plant and equipment over their estimated useful lives as follows:

Computer software	2-3 years
Computer equipment	3-5 years
Furniture and fixtures	7 years

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

Intangible assets

Intangible assets are recorded at cost less amortization. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets which are as follows:

Software license	3 years
Domain names	3 years
Patents	10 years
Customer Contracts	3-4 years

Impairment of long-lived assets

The Network Division evaluates its property, plant and equipment assets and intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of these assets is measured by comparison of the carrying amounts to the future estimated undiscounted cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows.

Goodwill

Goodwill represents the excess, at the date of acquisition, of the cost of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized but is subject to an annual impairment test and between annual tests if changes in circumstances indicated a potential impairment. Goodwill impairment is assessed based on a comparison of the fair value of each reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If the carrying value of the reporting unit exceeds its fair value, management performs the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the impairment test involves comparing the implied fair value of the reporting unit's goodwill with its carrying amount to measure the amount of impairment loss, if any. The Network Division's impairment test was based on its single operating segment and reporting unit structure. There was no impairment in the year ended December 31, 2006.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

Capital leases

Leases entered into by the Network Division in which substantially all of the benefits and risk of ownership are transferred to the Network Division are recorded as capital leases and classified as property, plant and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future lease payments and are reduced by rental payments net of imputed interest. Assets under capital leases are depreciated based on the estimated useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the differences between the accounting and income tax bases of assets and liabilities, and for operating losses. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

Employee future benefits

In April 2006, the Company adopted a defined contribution plan [the "Plan"] under section 401(k) of the Internal Revenue Code ["IRC"] whereby all employees of the Company are eligible to participate in the Plan after reaching the age of twenty-one and after completing three months of service. Employees may elect to defer the maximum amount allowable by law on an annual basis. The Company may make matching contributions to each eligible participant's account based on a percentage of the participant's elective deferral contribution. During the year ended December 31, 2006 the Company's contributions to the Plan on behalf of the Network Division's employees were $75,709. This is included in selling, general and administrative expenses.

The Company's predecessor plan was a SIMPLE plan under section 408(p) of the IRC. This plan was terminated effective December 31, 2005. During the year ended December 31, 2005 the Company's contributions on behalf of the Network Division's employees were $21,988.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

3. Business Acquisitions

[i] Envisage Software, LLC

On June 13, 2006, the Company acquired certain assets of Envisage Software, LLC ["Envisage"] for $673,500. Envisage was combined with the operations of the Network Division. Assets acquired consisted primarily of computer software. The terms of the acquisition included a cash payment of $600,000 and a promissory note of $73,500. The promissory note will be paid in five annual installments of $18,652 beginning November 1, 2006 and ending November 1, 2010 *[note 7]*.

The acquisition has been accounted for using the purchase method, with the results of Envisage included in the Network Division's results of operations from the date of acquisition. The allocation of the purchase price to the assets acquired based on fair values is as follows:

Computer software	$407,000
Customer contracts	134,000
Computer equipment	8,300
Goodwill	124,200
Purchase price consideration	$673,500

[ii] iWorks, LLC

On December 1, 2005, the Company acquired certain assets of iWorks, LLC ["iWorks"] pursuant to an Asset Purchase Agreement for $150,000. iWorks was combined with the operations of the Network Division. Assets acquired consisted primarily of contracts in place at the date of purchase. Consideration was paid in the form of a promissory note of $150,000. The promissory note will be paid in 25 monthly installments of $6,286 beginning January 1, 2006 and ending January 1, 2008 *[note 7]*.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

4. Property, Plant and Equipment

The details of property, plant and equipment and the related accumulated amortization are set forth below as at December 31 for the following periods:

	2006		
	Cost $	Accumulated amortization $	Net book value $
Computer software	596,716	172,579	424,137
Computer equipment	736,724	288,907	447,817
Assets under capital lease *[notes 6 and 9]*	317,887	64,839	253,048
Furniture and equipment	6,260	1,251	5,009
	1,657,587	527,576	1,130,011

	2005		
	Cost $	Accumulated amortization $	Net book value $
Computer software	109,979	40,068	69,911
Computer equipment	435,727	122,452	313,275
Assets under capital lease *[notes 6 and 9]*	53,360	2,964	50,396
Furniture and fixtures	6,260	357	5,903
	605,326	165,841	439,485

Property, plant and equipment amortization expense included in direct broadcast operating costs for the year ended December 31, 2006 was $136,875 [December 31, 2005 – $78,981].

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

5. Intangible Assets

The details of intangible assets and the related accumulated amortization are set forth below as at December 31 for the indicated period:

	2006		
	Cost $	Accumulated amortization $	Net book value $
Software license	1,870,976	1,767,033	103,943
Customer contracts	284,000	100,333	183,667
Patents	19,564	978	18,586
Domain names	5,665	629	5,036
	2,180,205	1,868,973	311,232

	2005		
	Cost $	Accumulated amortization $	Net book value $
Software license	1,870,976	1,143,374	727,602
Contracts	150,000	6,000	144,000
	2,020,976	1,149,374	871,602

Intangible asset amortization expense included in direct broadcast operating costs for the year ended December 31, 2006 was $623,659 [December 31, 2005 – $623,659].

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense over the next five years is as follows:

	$
2007	224,454
2008	48,511
2009	25,548
2010	1,956
2011	1,956

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

6. Capital Lease Obligation

The Company entered into two capital leases relating to a telephone system and computer equipment attributable to the Network Division. Both leases require 36 monthly payments and they expire in November 2008 and August 2009, respectively. The cost of the phone system [$53,360] and computer equipment [$264,527] are included in property, plant and equipment in the accompanying balance sheet at December 31, 2006. Assets under capital lease are classified as computer equipment for the purposes of amortization. Total amortization expense for the year ended December 31, 2006 was $61,875 [December 31, 2005 – $2,964]. Interest payments for the year ended December 31, 2006 of $14,511 [December 31, 2005 – $785] are included in interest expense in the statement of operations. The remaining obligation at December 31, 2006 for the phone lease was $35,713 [December 31, 2005 – $52,450] and the computer equipment was $239,768 [December 31, 2005 – nil].

Annual maturities of the capital lease obligations are as follows:

	$
2007	98,345
2008	109,547
2009	67,589

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

7. Notes Payable

In June 2006 the Company entered into a promissory note agreement for $73,500 related to the Envisage acquisition *[note 3]*. Interest is charged on the outstanding balance at the rate of 8.50% per annum. Interest paid in 2006 was $6,428. The note requires five equal annual payments of principal and interest through November 2010. The outstanding principal balance on the note at December 31, 2006, was $61,096.

In December 2005 the Company entered into a promissory note agreement for $150,000 related to the iWorks, LLC asset purchase *[note 3]*. Interest is charged at a fixed annual rate of 4.34%. Interest paid in 2006 was $5,120 [2005 – nil] and is included in interest expense in the statement of operations. The promissory note requires 25 equal monthly payments of principal and interest through January 2008. The outstanding balance on the promissory note at December 31, 2006, was $79,685 [December 31, 2005 – $150,000].

Annual scheduled principal payments of notes payable are as follows:

	$
2007	86,885
2008	20,862
2009	15,844
2010	17,190

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

8. Related Party Transactions

The table below describes the nature and amount of transactions the Network Division had with related parties for the periods ending December 31. Transactions are measured at the exchange amount.

	2006 $	2005 $
Revenue		
National Football Foundation [i]	23,000	—
Selling, general and administrative		
XOS Technologies, Inc., corporate services [ii]	2,383,033	1,128,941
DB Visions, license fees [iii]	—	26,432
C. Petersen, consulting fees [iv]	30,000	—
National Football Foundation, event fees [i]	4,680	18,500

The table below describes the nature and amount of balances the Network Division had with related parties as at December 31. Balances are measured on a carrying amount basis:

	2006 $	2005 $
Accounts payable and accrued liabilities		
National Football Foundation [i]	4,680	18,500
XOS Technologies, Inc.'s investment [ii]	(1,739,840)	(272,183)

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

[i] Two of the members of the Company's Board of Directors are on the Board of the National Football Foundation (NFF). Amounts were paid to the NFF in 2005 and 2006 relating to sponsorships and the NFF awards dinner. The NFF was also a customer of the Network Division in 2006.

[ii] The Company provides strategic, operational and administrative services to the Network Division. As such, a portion of the Company's selling, general and administrative expenses have been allocated to the Network Division. These services are reflected in the financial statements (see Basis of Presentation, *note 2*) and the above table in selling, general and administrative expenses. These expenses are primarily for corporate overhead such as human resources, accounting, and business development. The allocations are based on what the Company considers to be reasonable reflections of the historical utilization levels of these services required in support of the Network Division's business. Funding of the operations of the Network Division by the Company is reflected in the XOS Technologies, Inc.'s investment account.

[iii] DB Visions was owned in part by three employees of the Network Division. The software licensed from DB Visions forms the backbone of the Network Division's platform, which provides services such as event marketing, ticketing, E-commerce, E-mail marketing, package registration, social networking and video distribution. Per the agreement, the last license fee payment was made in July 2005.

[iv] C. Petersen, a part owner of DB Visions, was senior management of the Network Division until January, 2006. During the year, consideration was paid to Mr. Petersen for consulting fees.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

9. Commitments and Contingencies

Commitments

The Network Division has an operating lease commitment for its premises in Sanford, United States. The lease expires in December 2008. The Network Division has capital leases for certain phone systems and computer equipment *[note 6]*. In addition, the Network Division has minimum guarantees on revenue sharing contracts. Future minimum annual payments per fiscal year (exclusive of taxes, insurance and maintenance costs) under these commitments are as follows:

	Operating leases $	Capital leases $	Contract Guarantees $
2007	209,600	98,345	832,000
2008	220,000	109,547	1,279,000
2009	—	67,589	1,116,351
2010	—	—	1,048,280
2011	—	—	367,543
	429,600	275,481	4,643,174

In May 2006, the Company entered into a line of credit agreement with a financial institution which provides for borrowings up to $2,000,000 and is secured by substantially all of the Company's assets, except intellectual property. Interest is charged on the outstanding balance at the rate of 0.5% above the prime lending rate and is due June 2007. The outstanding balance on the line of credit at December 31, 2006 was $2,000,000. The Company paid the line of credit in full in August 2007 and all liens were released.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

Contingencies

On June 12, 2006, CSTVO filed a complaint in the Florida State court against the Company and a co-defendant. The complaint alleges a claim for tortious interference with contractual relations against the Company; a breach of contract, misappropriation of trade secrets and confidential information under Florida and New York laws, and a breach of fiduciary duty against the co-defendant; and conspiracy to misappropriate trade secrets and conspiracy to breach fiduciary duty against both defendants. On August 31, 2007, in conjunction with the acquisition of the Network Division, JumpTV inherited this claim.

During the ordinary course of business activities, the Network Division may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies, individually or in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Network Division.

10. Supplemental Cash Flow Information

Excluded from the statement of cash flows are the following non-cash transactions:

For the year ended December 31, 2006:

[i] computer equipment financed through capital lease with a cost of approximately $264,527 *[note 6]*.

[ii] computer software financed through a note payable with a face value of $73,500 *[note 3]*.

For the year ended December 31, 2005:

[i] intangible assets financed through a note payable with a face value of $150,000 *[note 3]*.

[ii] phone system financed through capital lease with a cost of approximately $53,360 *[note 6]*.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

11. Income Taxes

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Network Division's future tax assets and liabilities are as follows:

	2006 $	2005 $
Tax basis in excess of book value	585,912	299,753
Deferred Revenues	96,086	63,430
Stock Compensation	62,800	100,575
Net operating loss carryforwards	5,738,465	2,354,208
Total deferred tax assets	6,483,286	2,817,966
Valuation allowance for future tax assets	(6,483,286)	(2,817,966)
Net future tax asset	—	—

The Network Division has generated approximately $14,365,000 in net operating losses in the United States during 2005 and 2006 which expire as follows:

	$
2025	5,885,000
2026	8,460,000
	—

Due to the losses incurred in previous years and expected future operating results, a 100% valuation allowance has been recorded against the Network Division's future tax assets as it is more likely than not that the future tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments. For this reason, the Company has not disclosed the loss carryforwards associated with the Network Division for the years prior to 2005.

The tax losses have been allocated to the Network Division based on the Company's best estimate.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

12. Financial Instruments

Fair values
The fair values of the following monetary assets and liabilities approximate their carrying amounts due to the relatively short periods to maturity: accounts receivable, accounts payable and accrued liabilities.

Notes payable are subject to a fixed rate of interest and as such have a fair value of approximately $139,108. The fair value of obligations under capital lease are subject to a fixed rate of interest and as such have a fair value of approximately $287,535.

Credit risk
Financial instruments which potentially subject the Network Division to concentrations of credit risk consist of trade receivables. Management believes that no significant concentration of credit risk exists with respect to these balances because of its assessment of the credit worthiness and financial viability of financial institutions utilized by the Network Division. Although the Network Division does not require collateral for accounts receivable, the Network Division routinely assesses the financial strength of its customers. As a result the Network Division believes that the accounts receivable credit risk exposure is limited.

Interest rate risk
The Network Division is exposed to interest rate risk on its capital lease obligations and its notes payable. The interest rates on these instruments are based on fixed rates under the respective contracts therefore the fair values may fluctuate if market interest rates change.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

13. Stock-Based Compensation

A summary of stock option activity for the Network Division during the year is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2005	3,847,979	0.79
Granted	1,300,880	0.79
Outstanding, December 31, 2006	5,148,859	0.79

The following table summarizes stock option information as at December 31, 2006:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
0.79	5,148,859	7.62	3,019,484

For the years ended December 31, 2006 and 2005, $157,000 and $251,438 were recorded for total stock-based compensation expense related to stock options, respectively. The weighted average exercise price of options exercisable as at December 31, 2006 was $0.79 [December 31, 2005 - $0.79].

The weighted average fair value of all stock options granted during the years ended December 31, 2006 and 2005 was $0.17 and $0.16 based on the following assumptions:

	Year ended December 31, 2006 [audited]	Year ended December 31, 2005 [unaudited]
Weighted average		
Exercise price of stock options granted	$0.79	$0.79
Expected volatility	48.7%	48.7%
Risk-free interest rate	3.84%	3.12%
Expected life [years]	7	7
Dividend yield	nil	nil

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at and for the year ended December 31, 2005 is unaudited]

December 31, 2006

14. Subsequent Event

On July 17, 2007, the Company entered into a definitive agreement with JumpTV Inc. to sell certain assets and transfer certain liabilities of its Network Division for $60,250,000. In addition, JumpTV Inc. agreed to grant up to 3,000,000 warrants to employees of the Network Division as a retention incentive. The transaction closed on August 31, 2007.

ITEM 3 – Exhibit B

Broadband Network Business Unit of XOS Technologies, Inc.
Financial Statements

**For the Six Months Ended
June 30, 2007 and June 30, 2005**

[UNAUDITED]

Financial Statements
[Expressed in U.S. dollars]

Broadband Network Business Unit of XOS Technologies, Inc.

For the six months ended June 30, 2007 and June 30, 2006

UNAUDITED

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT BALANCE SHEET

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

	June 30, 2007 $	December 31, 2006 $
ASSETS		
Current		
Accounts receivable, net	1,018,562	769,173
Deferred direct broadcast operating costs	187,363	133,556
Total current assets	1,205,925	902,729
Other assets	15,000	15,000
Property, plant and equipment, net	1,179,480	1,130,011
Intangible assets, net	147,324	311,232
Goodwill *[note 3]*	124,200	124,200
Total assets	2,671,929	2,483,172
LIABILITIES AND XOS TECHNOLOGIES, INC.'S INVESTMENT		
Current		
Accounts payable and accrued liabilities	2,302,841	2,643,586
Current portion of notes payable	56,827	86,885
Obligations under capital lease	103,862	98,345
Deferred revenue	799,179	1,141,180
Total current liabilities	3,262,708	3,969,996
Deferred rent	19,088	21,984
Notes payable	47,637	53,896
Obligations under capital lease	130,655	177,136
Total liabilities	3,460,089	4,223,012
XOS Technologies, Inc.'s investment	(788,160)	(1,739,840)
Total liabilities and XOS Technologies, Inc.'s investment	2,671,929	2,483,172

Contingency *[note 4]*
See accompanying notes

On behalf of the Board:

"G. Scott Paterson" Director

"Jordan Banks" Director

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT STATEMENT OF OPERATIONS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

	Six months ended June 30, 2007 $	Six months ended June 30, 2006 $
Revenue	2,896,769	1,936,056
Direct broadcast operating costs	(1,558,050)	(1,332,905)
	1,338,719	603,151
Other costs and expenses		
Selling, general and administrative	5,777,907	4,597,339
Stock-based compensation *[note 6]*	91,245	78,500
Interest expense	181,161	20,594
Amortization of property, plant and equipment	262,101	67,224
Amortization of intangible assets	59,941	36,000
	6,372,355	4,799,657
Net loss	(5,033,636)	(4,196,506)

See accompanying notes

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT STATEMENT OF XOS TECHNOLOGIES, INC.'S INVESTMENT

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

	Six months ended June 30, 2007 $	Six months ended June 30, 2006 $
Balance, beginning of the period	(1,739,840)	(272,183)
Contributions	5,985,316	5,173,824
Net loss	(5,033,636)	(4,196,506)
Balance, end of the period	(788,160)	705,135

See accompanying notes

Broadband Network Business Unit of XOS Technologies, Inc.

CARVE-OUT STATEMENT OF CASH FLOWS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

	Six months ended June 30, 2007 $	Six months ended June 30, 2006 $
OPERATING ACTIVITIES		
Net loss	(5,033,636)	(4,196,506)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization	496,337	440,760
Changes in operating assets and liabilities		
Accounts receivable	(249,389)	(352,292)
Deferred direct broadcast operating costs	(53,807)	(39,881)
Other assets	—	—
Accounts payable and accrued liabilities	(340,746)	(50,872)
Deferred revenue	(342,001)	(226,286)
Deferred rent	(2,896)	2,104
Cash used in operating activities	(5,526,138)	(4,422,974)
INVESTING ACTIVITIES		
Acquisition of Envisage Software, LLC *[note 3]*	—	(600,000)
Purchase of intangible assets	—	—
Purchase of property, plant and equipment *[note 5]*	(381,898)	(108,015)
Cash used in investing activities	(381,898)	(708,015)
FINANCING ACTIVITIES		
Repayment of notes payable	(36,317)	(34,782)
Repayment of capital lease	(40,963)	(8,053)
Division investment	5,985,316	5,173,824
Cash provided by financing activities	5,908,036	5,130,989
Net increase in cash, beginning of year	—	—
Cash, beginning of year	—	—
Cash, end of year	—	—

Supplemental cash flow information *[note 5]*

See accompanying notes

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

June 30, 2007

1. Nature of Operations and Basis of Presentation

The Broadband Network business unit [the "Network Division"] of XOS Technologies, Inc. [the "Company"] provides subscription services, website hosting services, merchandising and fan management solutions to university and college sports programs. The Network Division is managed as a separate operating division within XOS Technologies, Inc. and includes the operations and the assets and liabilities of the Company that relate to the Network Division. These interim consolidated financial statements have not been reviewed by the Company's auditors.

On July 17, 2007, the Company entered into a definitive agreement with JumpTV Inc. ["JumpTV"] to sell certain assets and transfer certain liabilities of the Company's Network Division for $60,250,000. In addition, JumpTV Inc. agreed to grant up to 3,000,000 warrants to employees of the Network Division as a retention incentive. The transaction closed on August 31, 2007.

The carve-out financial statements as at June 30, 2007 have been prepared at the request of JumpTV and include the assets, liabilities, revenues and expenses of the Network Division. They have been derived from the accounting records of the Company using the historical results of operations and historical basis of assets of liabilities of the segment subsequently transferred to JumpTV.

The Company historically performed various corporate functions for the Network Division. Allocations for general corporate expenses are reflected in selling, general and administrative expenses in the statement of operations. Allocation methodologies have been established by the management of the Company and the Network Division and have been consistently applied in the historical financial statements of the carve-out Network Division. A portion of the Company's general and administrative expenses have been allocated to the Network Division. These expenses are primarily for corporate overhead such as human resources, accounting, and business development. These allocations are based on what the Company considers to be reasonable reflections of the historical utilization levels of these services required in support of the Network Division's business. In the opinion of the management of the Network Division the methodology or allocating the balance sheet and statement of operations and all other assumptions underlying the carve-out financial statements are reasonable.

The financial statements included herein may not necessarily reflect the financial position, results of operations and cash flows of the Network Division in the future or what the financial position, results of operations and cash flows would have been had the Network Division been a stand-alone company during the periods presented. Future results of operations and financial position could differ materially from the historical amounts presented herein.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

Unaudited
[Expressed in U.S. dollars, unless otherwise noted]

June 30, 2007

2. Summary of Significant Accounting Policies

Basis of presentation

The carve-out financial statements as at June 30, 2007 have been derived from the accounting records of XOS Technologies, Inc. using the historical results of operations and historical basis of assets of liabilities of the segment substantially transferred to JumpTV.

The carve-out financial statements of the Network Division have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ["GAAP"] which assumes that the future operations will allow for the realization of assets and discharge of liabilities in the normal course of business. Should the Network Division be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. These consolidated interim financial statements do not include any adjustments to the carrying value of assets and liabilities that might be necessary should the Network Division not continue operating in the normal course of business. The carve-out financial statements have been prepared in U.S. dollars and have been derived from the accounting records of the Company.

The Company historically performed various corporate functions for the Network Division. Allocations for general corporate expenses are reflected in selling, general and administrative expenses in the statement of operations. Allocation methodologies have been established by the management of the Company and the Network Division and have been consistently applied in the historical financial statements of the carve-out Network Division. A portion of the Company's general and administrative expenses have been allocated to the Network Division. These expenses are primarily for corporate overhead such as human resources, accounting, and business development. These allocations are based on what the Company considers to be reasonable reflections of the historical utilization levels of these services required in support of the Network Division's business. In the opinion of the management of the Network Division the methodology or allocating the balance sheet and statement of operations and all other assumptions underlying the carve-out financial statements are reasonable.

The financial statements included herein may not necessarily reflect the financial position, results of operations and cash flows of the Network Division in the future or what the financial position, results of operations and cash flows would have been had the Network Division been a stand-alone company during the periods presented. Future results of operations and financial position could differ materially from the historical amounts presented herein.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

Unaudited
[Expressed in U.S. dollars, unless otherwise noted]

June 30, 2007

3. Business Acquisition

Envisage Software, LLC

On June 13, 2006, the Company acquired certain assets of Envisage Software, LLC ["Envisage"] for $673,500. Envisage was combined with the operations of the Network Division. Assets acquired consisted primarily of computer software. The terms of the acquisition included a cash payment of $600,000 and a promissory note of $73,500. The promissory note will be paid in five annual installments of $18,652 beginning November 1, 2006 and ending November 1, 2010.

The acquisition has been accounted for using the purchase method, with the results of Envisage included in the Network Division's results of operations from the date of acquisition. The allocation of the purchase price to the assets acquired based on fair values is as follows:

Computer software	$407,000
Customer contracts	134,000
Computer equipment	8,300
Goodwill	124,200
Purchase price consideration	$673,500

4. Contingencies

On June 12, 2006, CSTVO filed a complaint in the Florida State court against the Company and a co-defendant. The complaint alleges a claim for tortious interference with contractual relations against the Company; a breach of contract, misappropriation of trade secrets and confidential information under Florida and New York laws, and a breach of fiduciary duty against the co-defendant; and conspiracy to misappropriate trade secrets and conspiracy to breach fiduciary duty against both defendants. On August 31, 2007, in conjunction with the acquisition of the Network Division, JumpTV inherited this claim.

During the ordinary course of business activities, the Network Division may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies, individually or in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Network Division.

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

Unaudited
[Expressed in U.S. dollars, unless otherwise noted]

June 30, 2007

5. Supplemental Cash Flow Information

Excluded from the statement of cash flows are the following non-cash transactions:

For the six months ended June 30, 2006:
[i] computer software financed through a note payable with a value of $73,500 *[note 3]*.

6. Stock -Based Compensation

A summary of stock option activity for the Network Division during the year is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	5,148,859	0.79
Granted	50,000	0.79
Outstanding, June 30, 2007	5,198,859	0.79

The following table summarizes stock option information as at June 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
0.79	5,198,859	6.51	3,073,299

For the six months ended June 30, 2007 and 2006, $91,245 and $78,500 were recorded for total stock-based compensation expense related to stock options, respectively. The weighted average exercise price of options exercisable as at June 30, 2007 was $0.79 [December 31, 2006 - $0.79].

Broadband Network Business Unit of XOS Technologies, Inc.

NOTES TO CARVE-OUT FINANCIAL STATEMENTS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

June 30, 2007

The weighted average fair value of all stock options granted during the six months ended June 30, 2007 and 2006 was $0.16 and $0.17 based on the following assumptions:

	Sir months ended June 30, 2007	Six months ended June 30, 2006
Weighted average		
Exercise price of stock options granted	$0.79	$0.79
Expected volatility	48.7%	48.7%
Risk-free interest rate	3.34%	4.07%
Expected life [years]	7	7
Dividend yield	nil	nil

7. Employee future benefits

The Company has a defined contribution plan [the "Plan"] whereby all employees of the Company are eligible to participate in the Plan after reaching the age of twenty-one and after completing three months of service. Employees may elect to defer the maximum amount allowable by law on an annual basis. The Company may make matching contributions to each eligible participant's account based on a percentage of the participant's elective deferral contribution. The Company's contributions to the Plan on behalf of the Network Division's employees for the six months ended June 30, 2007 was $71,744 [six months ended June 30, 2006 – $35,125]. These amounts are included in selling, general and administrative expenses.

8. Subsequent Event

On July 17, 2007, the Company entered into a definitive agreement with JumpTV Inc. to sell certain assets and transfer certain liabilities of the Company's Network Division for $60,250,000. In addition, JumpTV Inc. agreed to grant up to 3,000,000 warrants to employees of the Network Division as a retention incentive. The transaction closed on August 31, 2007.

ITEM 3 – Exhibit C

JumpTV Inc.
Pro Forma Financial Statements

[UNAUDITED]

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Unaudited

[Expressed in U.S. dollars, except for number of shares]

JumpTV Inc.

For the six months ended June 30, 2007

	JumpTV $	Network Division $	Pro Forma Adjustments $	Notes	Pro Forma Total $
Revenue	2,179,070	2,896,769			5,075,839
Direct broadcast operating costs	(2,911,589)	(1,558,050)	(2,529,862)	4(a)	(6,999,501)
	(732,519)	1,338,719	(2,529,862)		(1,923,662)
Other costs and expenses					
Selling, general and administrative	13,268,378	5,777,907			19,046,285
Stock compensation and other stock based payments	1,949,839	91,245	292,334	4(d)	2,333,418
Interest expense	—	181,161			181,161
Amortization of property, plant and equipment	215,883	262,101			477,984
Amortization of intangible assets	19,816	59,941	8,000	4(b)	87,757
	15,453,916	6,372,355	300,334		22,126,605
Loss before the following:	(16,186,435)	(5,033,636)	(2,830,196)		(24,050,267)
Loss on foreign exchange	(86,303)	—			(86,303)
Investment income, net	2,698,221	—	(1,205,000)	4(c)	1,493,221
Loss before income taxes	(13,574,517)	(5,033,636)	(4,035,196)		(22,643,349)
Provision for income taxes	24,950	—			24,950
Net loss for the period	(13,599,467)	(5,033,636)	(4,035,196)		(22,668,299)
Loss per weighted average number of shares outstanding – basic and diluted	(0.31)			5	(0.51)
Weighted average number of shares outstanding – basic and diluted	44,326,196				44,326,196

See accompanying notes

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Unaudited

[Expressed in U.S. dollars, except for number of shares]

JumpTV Inc.
For the fiscal year ended December 31, 2006

	JumpTV $	Network Division $	Pro Forma Adjustments $	Notes	Pro Forma Total $
Revenue	2,061,031	3,899,088			5,960,119
Direct broadcast operating costs	(2,569,648)	(3,252,944)	(5,059,724)	4(a)	(10,882,316)
	(508,617)	646,144	(5,059,724)		(4,922,197)
Other costs and expenses					
Selling, general and administrative	21,690,938	9,430,906			31,121,844
Stock compensation and other stock based payments	4,097,351	157,000	584,668	4(d)	4,839,019
Interest expense	—	128,245			128,245
Amortization of property, plant and equipment	128,549	224,860			353,409
Amortization of intangible assets	22,401	95,940	16,000	4(b)	134,341
	25,939,239	10,036,951	600,668		36,576,858
Loss before the following:	(26,447,856)	(9,390,807)	(5,660,392)		(41,499,055)
Loss on foreign exchange	(186,990)	—			(186,990)
Investment income, net	1,083,050	—	(2,410,000)	4(c)	(1,326,950)
Loss before income taxes	(25,551,796)	(9,390,807)	(8,070,392)		(43,012,995)
Provision for income taxes	45,300	—			45,300
Net loss for the period	(25,597,096)	(9,390,807)	(8,070,392)		(43,058,295)
Loss per weighted average number of shares outstanding – basic and diluted	(0.99)			5	(1.67)
Weighted average number of shares outstanding – basic and diluted	25,848,396				25,848,396

See accompanying notes

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

1. Description of Transaction

On July 17, 2007, JumpTV Inc. ["JumpTV"] entered into an asset purchase agreement to acquire the Broadband Network Business Unit ["Network Division"] of XOS Technologies, Inc. ["XOS"], an online sports network, for cash consideration and the assuming of certain liabilities (the "Acquisition"). Cash consideration of $60,250,000 was paid by JumpTV on the closing date of August 31, 2007. In addition, JumpTV agreed to grant up to 3,000,000 warrants to employees of the Network Division, of which 1,568,000 have been issued as a retention incentive.

2. Basis of Presentation

The accompanying unaudited pro forma consolidated statements of operations (the "Pro Forma Statements") give effect to the acquisition of the assets of the Network Division as if it had occurred as at January 1, 2006.

The Pro Forma Statements have been prepared by management in accordance with Canadian generally accepted accounting principles ["GAAP"]. The accounting policies used in the preparation of the Pro Forma Statements are consistent with those used by JumpTV in the preparation of its consolidated financial statements for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007.

The Pro Forma Statements have been prepared using the following information:
(a) Unaudited consolidated financial statements of JumpTV as at and for the six month period ended June 30, 2007;
(b) Audited consolidated financial statements of JumpTV as at and for the fiscal year ended December 31, 2006;
(c) Unaudited financial statements of the Network Division as at and for the six month period ended June 30, 2007
(d) Audited financial statements of the Network Division as at and for the fiscal year ended December 31, 2006
(e) Such other supplementary information as was considered necessary to reflect the Acquisition in the Pro Forma Statements.

The Pro Forma Statements do not include any anticipated financial benefits from such items as cost savings arising from the Acquisition. The Pro Forma Statements are not necessarily indicative of the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

In the preparation of the Pro Forma Statements, the purchase price consideration has been allocated to the fair value of assets acquired and liabilities assumed based on an independent, third-party estimate of the fair value of identifiable intangible assets.

The Pro Forma Statements should be read in conjunction with the financial statements listed below:
(a) Audited consolidated financial statements of JumpTV as at and for the fiscal year ended December31, 2006;
(b) Unaudited consolidated financial statements of JumpTV as at and for the six month period ended June 30, 2007;
(c) Audited financial statements of the Network Division as at and for the fiscal year ended December 31, 2006;
(d) Unaudited financial statements of the Network Division as at and for the six month period ended June 30, 2007.

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

3. Accounting for the Acquisition

The Acquisition at August 31, 2007 (the closing date) is accounted for using the purchase method of accounting. The purchase price of $60,584,537 consists of cash paid on closing in the amount of $60,250,000, and direct transaction costs of $334,537. The allocation of the purchase price to the net assets acquired is as follows:

	$
Non-cash working capital	(2,280,049)
Property, plant and equipment	3,272,200
Intangible assets	17,524,901
Goodwill	42,289,689
Long-term liabilities	(222,204)
Fair value of assets acquired	60,584,537

The purchase price allocation of the tangible and intangible assets is preliminary and may be adjusted as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase. The intangible assets purchased primarily represent channel contracts, computer software, trademarks and domain names.

4. Pro forma Assumptions and Adjustments

The unaudited pro forma consolidated statements of operations for the fiscal year ended December 31, 2006 and for the six month period ended June 30, 2007 incorporate the following adjustments:

(a) Direct broadcast operating costs has been increased by $5,104,391 and $2,552,195 for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007, respectively, to estimate the amortization expense of customer contracts acquired by JumpTV. Amortization expense related to customer contracts is computed on a straight-line basis over the average estimated useful life of 41 months.

Direct broadcast operating costs has also been decreased by $44,667 and $22,333 for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007, respectively, for customer contracts that were previously acquired by the Network Division which were subsequently acquired by JumpTV.

The net effect of these adjustments has resulted in an increase to direct broadcast operating costs of $5,059,724 and $2,529,862 for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007, respectively.

(b) Amortization has been increased by $16,000 and $8,000 for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007, respectively, to estimate the incremental amortization of supplier contracts. Amortization expense related to supplier contracts is computed on a straight-line basis over the average estimated useful life of 48 months.

(c) Interest income has been reduced as a result of the use of available cash to finance the Acquisition. Forgone interest income is estimated at $2,410,000 and $1,205,000 for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007, respectively. This assumes a pre-tax annual rate of return on invested funds of 4%.

(d) Stock compensation and other stock based payments has been increased by $584,668 and $292,334 for the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007, respectively, to estimate the amortization expense of warrants issued as a retention incentive. The estimated fair value of these warrants was $2,338,672 and is amortized on a straight-line basis over their respective vesting period of 4 years.

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

[Expressed in U.S. dollars, unless otherwise noted]

5. Loss per Share

Basic loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding and if dilutive, potential common shares using the treasury stock method. Potential common shares consist of stock options, restricted share units, stock appreciation rights and warrants.

JUMPTV INC.
(the "Corporation")

SPECIAL MEETING OF SHAREHOLDERS
HELD TUESDAY, NOVEMBER 13, 2007

REPORT OF VOTING RESULTS
Pursuant to Section 11.3 of National Instrument 51-102

Matters Voted Upon

	Outcome of Vote	Votes For	Votes Against
1. **Approval of Retention Warrants Plan**			
Resolution to approve a retention warrants plan pursuant to which certain employees of acquired businesses who continue in employment with the Corporation or a subsidiary may increase their proprietary interests in the Corporation and thereby align such interests with the interests of the Corporation's shareholders generally.	Carried	24,174,042	158,900
2. **Approval of Director Compensation Plan**			
Resolution to approve a plan whereby non-management Directors of the Corporation may be compensated for their services, in whole or in part, through issuance of common shares of the Corporation in lieu of cash.	Carried	18,974,156	136,300
3. **Approval of Amendment to Stock Appreciation Rights Plan**			
Resolution to increase the maximum number of common shares which may be issued pursuant to the Corporation's Stock Appreciation Rights Plan to the greater of 4,150,000 or 5% of the issued and outstanding common shares of the Corporation	Carried	14,155,546	4,954,910

JUMPTV INC.

("Jason Reid")
Jason Reid,
Chief Financial Officer

JUMPTV

JUMPTV INC.

Q3 2007

FORM 51-102F1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
[unaudited]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") of JumpTV Inc.'s (the "Company" or "JumpTV") financial condition and results of operations, prepared as of November 12, 2007, should be read in conjunction with the Company's consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of JumpTV's current results of operations and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on management's current plans and expectations. These forward-looking statements are affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Caution regarding forward-looking statements

This MD&A contains certain forward-looking statements, which reflect management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes.

Summary Description of JumpTV

JumpTV is the one of the world's leading broadcasters of international television and sports content over the Internet.

JumpTV has approximately 300 television channels partners from over 75 countries and approximately 175 sports content partners from over 30 countries and virtually every US state. The Company's international television content has an emphasis, at present, on content from Latin American, the Arabic speaking world and South Asia. The Company's sports content has an emphasis on US college sports such football and basketball with over 130 university and college sites hosted by JumpTVSports.

JumpTV believes its sporting content is a primary driver of subscriptions and traffic. News content is also a major driver and music and entertainment are the other key drivers of interest in JumpTV content. In respect to sports, JumpTV is increasingly active in streaming content that is complementary to its international channel line-up including soccer events such as selected FIFA qualifyers and tournaments, Euro2008 qualifiers and UEFA Cup matches.

On August 31, 2007, JumpTV completed a $60.25 million acquisition of the assets of the Broadband Network business unit of XOS Technologies, Inc. which held the Internet broadcast rights to approximately 130 US colleges and universities as well as other sporting properties. Prior to this acquisition, JumpTV's content was primarily comprised of ethnic television channels.

JumpTV has three primary revenue sources; (i) subscriptions, (ii) advertising, (iii) and services to its content partners.

(i) Users of JumpTV can subscribe to premium services including monthly/multi-month or annual subscriptions to watch streamed live channels and sporting events. As at Septmeber 30, 2007, the Company had approximately 86,000 subscribers with an ARPU (average revenue per user per month) of approximately $10 per month. As at November 13, 2007, the Company had approximately 94,000 subscribers.

(ii) Users of JumpTV in the United States can view over 120 intertnational television channels that are free to consumers through jumptv.com and other affiliate partner sites such as AOL.com and Terra.com. In respect to sporting content, users can view, on a free basis, replays of games, video on demand clips and highlights, statistics, interviews and other content including certain social networking functions all of which generate traffic which the Company is now actively in the process of monetizing through advertising revenue. JumpTV launched its first free to consumer channels on June 1, 2007.

In the month of September 2007, JumpTV had over 9 million unique visitors, over 7.5 million stream views and over 200 million advertising impressions on its site, the college sports sites it hosts and its affiliate sites which syndicate its content. Advertisers can promote their products, services and brands on the entire JumpTV Network or on JumpTV International or JumpTVSports or choose to be more narrow in their targeting by advertising of a specific channel or partner site. The Company brought on board its head of ad sales during the third quarter and has reported that advertising revenue for this quarter was $287,320.

(iii) JumpTV's services to its content partners include software applications such as e-commerce/merchandise capabilities (ex: sale of team jerseys), ticketing and site fee maintenance, as examples.

Over 90% of JumpTV's channel partner agreements provide for exclusive internet broadcasting rights. The typical channel partner contracts cover three to four year initial terms whereby content partners receive, on average, 20-30% of gross subscription revenue and 30% of gross advertising revenue.

JumpTV has developed an IP (Internet Protocol)-based global content delivery infrastructure to stream live, linear broadcast feeds to viewers around the world. The Company currently uses third party content delivery networks to stream most of its US originated live sporting events. In addition, the Company provides certain non-live, video on demand streaming internally and through outsourced bandwidth providers and is expanding capabilities in this area. The JumpTV Delivery Infrastructure consists of a network of satellite downlink facilities, third party bandwidth providers and owned and outsourced rich media distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa.

The content delivery network consists of and integrates geofiltering and content substitution capabilities which are fundamental to the Company's commitment to rights' compliance. The Company anticipates that it will continue to invest in its delivery infrastructure as the Company continues to grow and in connection with this has publicly disclosed that it is considering optimizing shareholder value by unlocking the value of its content delivery network through multiple alternatives.

JumpTV has approximately 240 full-time staff with principal offices in Toronto, Sanford (Florida), Dubai, London, New York, Buenos Aires and Bogotá, Colombia.

****

JumpTV International

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at September 30, 2007, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 300 channels from over 75 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels.

As at September 30, 2007, 283 channels were available for subscription through the Company's website. Additional linear channels and VoD libraries are being commercially launched on the Company's website and on third-party websites on an ongoing basis. When launched on third-party websites, the Company uses a proprietary Applications Programming Interface (API) called the "Jumper" to control all commercial and technical aspects of the content delivery to the end viewer.

JumpTV makes its channel partners' live linear feeds and video-on-demand available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing typically ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing typically ranging from $9.95 to $29.95). In addition, JumpTV has introduced longer term (multiple months) subscriptions for its subscribers where a la carte prices typically ranging in price from $19.95 to $24.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

On May 24, 2007 the Company launched 84 of its channels on a free-to-consumer basis in the United States with a view to generating revenue through advertising. As at September 30, 2007 the Company had 112 of its channels available on a free-to-consumer basis. JumpTV intends to increase the number of ethnic channels and video-on-demand content it offers on a free-to-consumer basis in the United States as well as assess the merits of offering selected content on a free-to-consumer basis in Canada and the United Kingdom.

As at September 30, 2007, JumpTV had approximately 33,300 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 38,500 channels and bundled subscriptions.

For the three months ended September 30, 2007, JumpTV had subscribers in over 120 countries with approximately 45% of its subscribers residing in the United States, 25% in Western Europe and 10% in Canada. JumpTV has focused its marketing efforts in 2007 principally in North America and Western Europe. The bulk of the Company's subscriber acquisition and traffic generation efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue.

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers, major Internet portals and IPTV-enabled hardware manufacturers. The benefit of these partnerships for the Company is twofold: (i) through their existing audience and recognized brands, these partners provide a mechanism through which large numbers of potential users are exposed to JumpTV's content and services; and (ii) distribution efficiencies whereby in certain circumstances, JumpTV can leverage these partners' existing delivery network infrastructure, eliminating the need for JumpTV to incur certain content delivery costs.

JumpTV believes the primary user candidates for JumpTV ethnic channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) and offering of the channel partners' content for viewing on a video-on-demand, personal video recording and pay-per-view basis at variable pricing.

It is JumpTV's policy to be globally compliant on all of its intellectual property rights. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international IP-based distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management (DRM) compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's ethnic television product offering, JumpTV is pursuing an ethnic content acquisition strategy focused on offering its viewers libraries of movies, music videos and general entertainment programming relevant to their particular language, country and culture.

JumpTVSports

On August 31, 2007 JumpTV acquired the Broadband Network (or "XOS Network") business unit of XOS Technologies Inc., based in Sanford, Florida, through an asset purchase agreement for US$60.25 million in cash and up to 3 million retention warrants for employees. The Company is currently in the process of integrating the operations between the two in order to realize synergies with respect to content delivery/bandwidth, product development, ad sales and general administration.

The Company has announced that the XOS Network assets have become part of a new operating unit of the company called JumpTVSports which also comprises the Company's wholly-owned Hispanic sports content portal www.SportsYa.com, CyclingTV and other sports properties including certain FIFA World Cup IP broadcast rights in Canada, Euro 2008 qualifying matches, Israel Football League and other sporting properties.

JumpTV Sports is one of the largest online global sports networks streaming thousands of NCAA games including football, men's and women's basketball, volleyball, baseball and track & field events. JumpTV Sports currently has more than 150 official and exclusive broadband relationships with U.S. colleges, universities, conferences and professional sports teams including programs within the SEC, Big 12 and Big 10 NCAA Division I conferences.

In addition to live and video-on-demand streaming of sports matches, JumpTVSports provides custom-brand site design and Web hosting for its partner teams and athletic departments through a technology platform that includes Internet publishing tools, e-commerce solutions, online ticketing, mobile distribution capabilities and social networking technologies. JumpTVSports' proprietary functionality includes its "One Fan Profile" which content partners use to analyse data regarding their fans.

Like JumpTV International, JumpTV Sports typically has long-term exclusive agreements with its content partners and shares revenue generated by subscribers and advertising. As at September 30th, JumpTV Sports had approximately 37,700 subscribers paying approximately $10 per month. JumpTVSports generates millions of unique visitors and advertising impressions monthly by virtue of users consuming the free content that is published on its partner sites including video on demand game highlights and clips, statistics, and social networking functions.

CyclingTV

On July 31, 2007 JumpTV closed the acquisition of CyclingTV based in based in London, England for a total of $4.5 million which includes approximately $2.267 million in cash payable on closing and approximately $2.267 million in common stock.

CyclingTV is the leading online video network offering dedicated cycling content to the global cycling audience. Users can view CyclingTV races for free at streaming speeds (bit rates) that offer a good quality viewing experience. To achieve a very high quality viewing experience, users become subscribers and can view the races at very high streaming speeds (bit rates). CyclingTV offers advertisers an affluent targeted audience and viewers from over 135 countries.

CyclingTV currently holds the internet broadcast rights to top-tier international cycling races including Vuelta a España (one of the three European "Grand Tour" races), Paris Roubaix, Tour de Suisse, Criterium Dauphine du Libere and the Amstel Gold Race. For the Tour de France, Cycling TV offers clips given that the Tour has yet to offer its races by way of broadband streaming.

As at September 30th, CyclingTV had approximately 15,000 paying subscribers who pay, on average, an annual fee of approximately £19.

Key Performance Indicators

In addition to the results reported in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various key performance measures, which are not recognized under Canadian GAAP, as supplemental indicators of the Company's operating performance and financial position. These operational measures are provided to enhance the readers' understanding of the Company's operational performance.

In addition, such terms as "ARPU", "SAC", "churn", "subscribers" and "subscriptions" are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. The following discussion explains the Company's use of these performance measures.

JumpTV is not aware of any uniform standards for calculating ARPU, churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of such indicators may not be calculated consistently with other companies in the same or similar business. ARPU, churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

ARPU (Average Revenue per User)

We calculate average revenue per user, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Churn

JumpTV calculates percentage monthly subscriber turnover, or "churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month. We calculate churn over a given period by adding the monthly churn for the period and dividing by the number of months in that period.

SAC (Subscriber Acquisition Costs)

JumpTV calculates Subscriber Acquisition Costs, or "SAC", by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

**JUMPTV INTERNATIONAL (EXCLUDES JUMPTV SPORTS AND CYCLING TV LIMITED)
KEY PERFORMANCE INDICATORS (KPIs)**

KPI	As at September 30, 2007	Quarterly Growth %	As at June 30, 2007	Quarterly Growth %	As at March 31, 2007	Quarterly Growth %	As at December 31, 2006	Quarterly Growth %	As at September 30, 2006	Quarterly Growth %
Total Subscribers	33,330	11.2%	29,968	(0.3)%	30,062	22.4%	24,554	11.5%	22,019	34.9%
Total Subscriptions	38,555	12.9%	34,148	(1.0)%	34,496	22.6%	28,138	17.8%	23,885	31.8%
Channels signed	305	0.1%	302	7.9%	280	10.2%	254	12.9%	225	10.3%

KPI	Q3 2007	Quarterly Change %	Q2 2007	Quarterly Change %	Q1 2007	Quarterly Change %	Q4 2006	Quarterly Change %	Q3 2006	Quarterly Change %
ARPU	$11.54	1.1%	$11.42	(0.9)%	$11.52	4.4%	$11.04	17.1%	$9.43	(8.5)%
SAC	$14.49	(57.0)%	$33.69	(34.9)%	$51.72	31.9%	$39.21	79.9%	$21.80	(27.3)%
Churn	13.2%	(0.8)%	13.3%	6.4%	12.5%	(53.4)%	26.9%	18.0%	22.8%	44.5%

These Key Performance Metrics are for JumpTV International only and does not include Metrics for JumpTV Sports and Cycling TV

KPI	3 months ended September 30, 2007	2006	% Growth	9 months ended September 30, 2007	2006	% Growth
ARPU	$11.54	$9.43	22.4%	$11.49	$9.82	17.0%
SAC	$14.49	$21.80	-33.5%	$33.49	$22.44	49.2%
Churn	13.2%	22.8%	-42.1%	13.0%	18.2%	-28.6%

Important Note: the above KPI's are exclusive of results from JumpTV Sports and CyclingTV

Subscriptions were 38,555 as at September 30, 2007, up 12.9% from 34,148 as at June 30, 2007 and subscribers were 33,330 as at September 30, 2007, up 11.2% from 29,968 as at June 30, 2007. The Company had expected a reduction in subscriptions and subscribers during the period due to the free-to-consumer launch of approximately 112 of its heretofore subscription-based channels in the United States. However, the addition of new content and the growth in the Company's non-U.S. subscriber base compensated for the loss of U.S. subscribers.

Churn for the three months ended September 30, 2007 was 13.2%, down 0.8% from 13.3% for the three months ended June 30, 2007. The Company had expected churn to have increased quarter over quarter due to the launch of free-to-consumer channels predictably leading to cancellations of paid subscriptions.

For the third quarter of 2007, JumpTV's subscriber acquisition costs (SAC) was $14.49, a decrease of 57% compared to US$33.69 in the second quarter of 2007. The Company continues to experiment with marketing initiatives.

Average monthly revenue per user (ARPU) was $11.54 in the quarter ending September 30, 2007, a 1% increase from US$11.42 in the second quarter of 2007.

View ship Metrics

In light of the Company's launching its advertising supported revenue model under which channels are made available free to viewers in the United States on a selective basis, the Company is in the process of adding certain key viewer ship metrics to its KPI's. While there are several key viewership metrics that the company tracks and may report on from time to time there are three primary metrics that the company believes are fundamental to helping assess its ad revenue potential at this point including; streams viewed, minutes viewed and unique visitors. These metrics correlate into advertising impressions that exist on JumpTV and/or its affliated sites.

Viewer ship metrics noted below do not include the activity in connection with JumpTV content on third party distributors such as AOL Video, Terra Networks and other distribution portals which the Company believes represents material traffic.

Streams Viewed

The company calculates streams viewed based on the number of streaming sessions lasting more than 30 seconds. During the month of September the Company reported a total of approximately 7.7 million stream views for JumpTV and JumpTV Sports exclusive of third party distribution partnerships.

Minutes Viewed

The company calculates minutes viewed based on the total number of minutes watched for all stream views. During the month of September the Company reported a total of approximately 120 million minutes for JumpTV and JumpTV Sports exclusive of third party distribution partnerships.

Unique Visitors

The company calculates unique visitors based on the total number of individual people visiting the Company's primary sites. During the month of September the Company reported a total of approximately 9.4 million unique visitors for JumpTV and JumpTV Sports exclusive of third party distribution partnerships.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below for the three and nine months ended September 30, 2007 and September 30, 2006 and as at September 30, 2007 and December 31, 2006 has been derived from the Company's consolidated financial statements and accompanying notes posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes.

	3 months ending,					
	Sep-07	Jun-07	Mar-07	Sep-06	Jun-06	Mar-06
	$	$	$	$	$	$
Statement of Operations Data:						
Revenue	2,004,056	1,175,924	1,003,146	534,671	426,988	350,508
Direct broadcast operating costs	(2,874,920)	(1,551,330)	(1,360,259)	(706,102)	(480,681)	(250,330)
Net loss for the period	(6,466,061)	(6,514,301)	(7,085,166)	(6,494,411)	(6,449,005)	(3,977,137)
Basic and diluted loss per share	(0.13)	(0.13)	(0.18)	(0.23)	(0.31)	(0.21)

	Nine months ending,	
	Sep-07	Sep-06
	$	$
Statement of Operations Data:		
Revenue	4,183,126	1,312,167
Direct broadcast operating costs	(5,786,509)	(1,437,113)
Net loss for the period	(20,065,529)	(16,920,553)
Basic and diluted loss per share	(0.44)	(0.74)

	Sep-07	Dec-06
	$	$
Balance Sheet Data:		
Cash	60,202,143	21,936,878
Short-term investments	130,173	28,115,378
Total assets	137,973,173	53,860,544
Non-current liabilities	753,621	18,502
Total liabilities	10,261,397	7,104,184
Share capital	173,717,912	75,227,648
Total shareholders' equity	127,583,903	46,756,360

Note: On February 23, 2007, in connection with a public offering of the Company, the Company issued 13,043,479 common shares for net proceeds of $93,104,131. Accordingly, cash, total assets, share capital and total shareholders' equity have all increased significantly since December 31, 2006 to September 30, 2007.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue

The primary source of revenue recognized to date for JumpTV International comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing typically ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing typically ranging from $10.95 to $24.95). In addition, JumpTV has introduced longer term (multiple months) subscriptions for its subscribers, where a la carte prices typically ranging in price from $24.95 to $34.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies. As payments are received in advance, a portion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

In addition to subscription revenue, JumpTV International earns advertising revenue generated from offering selected channels on a free-to-consumer basis in the United States.

The primary sources of revenue recognized to date for JumpTV Sports comprises revenue earned from subscription fees, advertising, e-commerce and annual fees related to web-site hosting, ticketing, donor, and guest management platforms. Subscription revenues are generated by offering client sporting content in packages on a one-time, monthly, seasonal, or annual basis at prices ranging from $4.95 to $99.95. JumpTV Sports' subscription services are priced in US dollars, generally paid in advance, using credit card payment methods. Subscription revenues as reported are not recognized when cash is received, but rather are deferred and recognized on a daily basis over the service period of the subscription package. Advertising revenue is generated by displaying advertising impressions on client web-sites and as pre-roll segments during content delivery. Advertising revenue is typically earned on a "CPM" (cost per mille) basis at varying rates dependent on the level of audience targeting expected to be achieved during the advertising campaign. Advertising revenue is accrued and recognized in the period in which actual advertising impressions are delivered. E-commerce revenue includes revenue earned through online merchandise sales, auctions, and event registration activities. JumpTV Sports recognizes e-commerce revenue on a net basis in the period in which the sale occurs. Annual fee revenue is earned by hosting web-sites, ticketing, donor, and guest management sites. Annual fees are typically billed in advance and comprise a significant portion of JumpTV Sports accounts receivables. Annual fees are deferred and recognized over the service period of the contract.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs for both JumpTV International and JumpTV Sports include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming live linear television feeds to JumpTV subscribers in over 120 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs of JumpTV International are channel licensing costs, which represent consideration paid to JumpTV International's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive license fees calculated as a specified percentage (approximately 20% on average) of the gross subscription revenue received each month by JumpTV International for subscriptions to the applicable channels. A small number of channel partners, primarily those with agreements signed before May 2005, generally receive license fees calculated as a specified dollar amount for each subscriber in respect of the applicable channels. On advertising revenue, the channel partners generally receive a specified percentage (generally 30%-35% on average) of the gross revenue generated by JumpTV International for advertisements in respect of the applicable channels.

Also included in direct broadcast operating costs of JumpTV Sports are client revenue sharing costs, which represent consideration paid to JumpTV Sports' clients for content delivery rights. Pursuant to JumpTV Sports' client agreements, clients receive revenue shares calculated as a specified percentage of the gross subscription revenues received. Revenue sharing rates vary from agreement to agreement, but generally range from 20% to 50% depending on the volume of subscription transactions that take place. Advertising revenue sharing costs are also calculated as a specified percentage of the gross advertising revenues billed to advertisers and are typically 20% of gross revenue. E-Commerce cost of goods sold are comprised of revenue shares that are due to clients on certain transactions.

Amortization of the Company's infrastructure equipment, contractual agreements and website development is also included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- *Draws & Commissions (formerly referred to as "Success Fees")* – members of the Channel and Subscriber Acquisition Group of JumpTV International have historically been granted payments based on business development activities. These payments - sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of management. Members of the Client Relations and Client Sales groups of JumpTV Sports have historically been granted payments based on securing new client contracts and securing new revenue streams on existing client contracts. JumpTV Sports sales agents and client relations agents earn these payments under fixed commission arrangements;
- *Travel* – relates to travel expenses primarily for members of the Channel and Subscriber Acquisition Group who travel throughout the world to source and develop new channel partner and content distribution relationships, and inter-office travel;
- *Rent* – represents fees paid for leased offices;
- *Professional fees* – represents legal and accounting costs;
- *Wages and benefits* – represents expenses for the Company's full-time and part-time employees;
- *Subcontracting* – represents various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- *Marketing* – represents expenses for both global and local marketing programs that focus on various target ethnic communities and sports properties. These initiatives include both on-line and off-line marketing expenditures. These expenditures also include search engine marketing and search engine optimization.

Stock-based Compensation

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Company's Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Three months ended September 30, 2007 compared to three months ended September 30, 2006

	2007	2006	Change
Revenue	$ 2,004,056	$ 534,671	$ 1,469,385
Direct broadcast operating costs	(2,874,920)	(706,102)	(2,168,818)
	(870,864)	(171,431)	(699,433)
Other costs and expenses			
Selling, general and administrative	5,971,444	5,318,685	652,759
Stock-based compensation	686,113	1,417,321	(731,208)
Amortization of property, plant and equipment	157,591	34,225	123,366
Amortization of intangible assets	76,204	-	76,204
	6,891,352	6,770,231	121,121
Loss before the following	(7,762,216)	(6,941,662)	(820,554)
Gain on foreign exchange	47,341	107,548	(60,207)
Investment income, net	1,234,190	350,703	883,487
Loss before income taxes	(6,480,685)	(6,483,411)	2,726
Provision for income taxes	8,300	11,000	(2,700)
Future income tax recovery	(22,924)	-	(22,924)
Net loss for the period	$ (6,466,061)	$ (6,494,411)	$ 28,350
Loss per share - basic and diluted	$ (0.13)	$ (0.23)	$ 0.09
Weighted average number of shares outstanding - basic and diluted	48,803,530	28,848,119	19,955,411

Revenue

Revenue increased from $534,671 for the three months ended September 30, 2006 to $2,004,056 for the three months ended September 30, 2007. The increase was primarily due to the acquisitions of the Broadband Network Division of XOS Technologies Inc. ["JumpTV Sports"] and Cycling TV Limited and the increase in subscribers and subscriptions. For the three months ended September 30, 2007, advertising revenue was approximately $287,000. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $706,102 for the three months ended September 30, 2006 to $2,874,920 for the three months ended September 30, 2007. During the three months ended September 30, 2007, there was an overall increase in direct broadcast operating costs due to the acquisitions of the JumpTV Sports and Cycling TV Limited and an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended September 30, 2007 the Company incurred approximately 28% of subscription revenue in channel licensing fees to its channel partners, as compared with 23% for the three months ended September 30, 2006. Furthermore, the Company included amortization in the amount of $88,622 on its infrastructure equipment, $14,844 on its website development, $121,383 on its production software and $540,642 on its intangible assets during the three months ended September 30, 2007 as compared to $41,844, nil, nil and nil, respectively during the three months ended September 30, 2006.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $5,318,685 for the three months ended September 30, 2006 to $5,971,444 for the three months ended September 30, 2007. The variance was due to the following:

- Wages and benefits increased from $1,780,233 for the three months ended September 30, 2006 to $2,505,932 for the three months ended September 30, 2007, as the number of employees increased from 50 at September 30, 2006 to over 200 at September 30, 2007. The increase in employees was primarily due to the acquisitions JumpTV Sports and Cycling TV Limited.
- Subcontracting/consulting decreased from $997,841 for the three months ended September 30, 2006 to $683,048 for the three months ended September 30, 2007. The decrease was due to the decrease in expenditures to third parties for technology development.
- Draws & Commissions decreased from $456,751 for the three months ended September 30, 2006 to $117,334 for the three months ended September 30, 2007. Draws and Commissions were paid to individuals who management determined were primarily responsible for new channel partner agreements. The decrease was due to the Company shifting its focus from the signing of channel partner agreements to user experience and marketing efforts.
- Travel decreased from $382,255 for the three months ended September 30, 2006 to $353,093 for the three months ended September 30, 2007. The primary reason for the decrease is that during the three months ended September 30, 2006 significant travel expenditures were incurred in connection with the signing of new channel partner agreements. During the second half of 2006 and 2007, the Company has shifted its focus from signing channel partner agreements to user experience and marketing efforts.
- Professional fees increased from $266,659 for the three months ended September 30, 2006 to $334,801 for the three months ended September 30, 2007. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity. In addition the Company incurred increased legal and due diligence fees in assessing potential acquisitions.
- Rent increased from $156,009 for the three months ended September 30, 2006 to $232,812 for the three months ended September 30, 2007. The increase was due to the opening of offices in Toronto, Dubai, London and Sanford, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.
- Marketing decreased from $393,011 for the three months ended September 30, 2006 to $311,812 for the three months ended September 30, 2007. An increased focus on search engine optimization (SEO), targeted event-driven marketing campaigns and a reduction in overall operating expenses contributed to the decrease.

Stock-based Compensation

Stock-based compensation expense decreased from $1,417,321 for the three months ended September 30, 2006 to $686,113 for the three months ended September 30, 2007. The decrease was primarily due to the decrease in stock price.

Gain on Foreign Exchange

For the three months ended September 30, 2007, JumpTV incurred a foreign exchange gain of $47,341 as compared to a gain of $107,548 for the three months ended September 30, 2006. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, U.S. dollars.

Investment Income, net

During the three months ended September 30, 2007 investment income increased from $350,703 for the three months ended September 30, 2006 to $1,234,190 for the three months ended September 30, 2007. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's public offerings in August 2006 and February 2007.

Amortization of Property, Plant and Equipment

Amortization increased from $34,225 for the three months ended September 30, 2006 to $157,591 for the three months ended September 30, 2007. The increase was primarily due to the equipment acquired in the acquisitions of JumpTV Sports and Cycling TV Limited.

Amortization of Intangible Assets

Amortization increased from nil for the three months ended September 30, 2006 to $76,204 for the three months ended September 30, 2007. The increase was primarily due to intangibles acquired in the acquisitions of the JumpTV Sports and Cycling TV Limited.

Provision for Income Taxes

Income taxes decreased from $11,000 for the three months ended September 30, 2006 to $8,300 for the three months ended September 30, 2007 which related to U.S. tax obligations regarding the Company's U.S. operations.

Future Income Tax Recovery

Future income tax recovery increased from a nil for the three months ended September 30, 2006 to a recovery of $22,924 for the three months ended September 30, 2007. The increase represents a future tax liability and recovery relating to the acquisition of intangible assets from Cycling TV Limited.

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

	2007	2006	Change
Revenue	$ 4,183,126	$ 1,312,167	$ 2,870,959
Direct broadcast operating costs	(5,786,509)	(1,437,113)	(4,349,396)
	(1,603,383)	(124,946)	(1,478,437)
Other costs and expenses			
Selling, general and administrative	19,239,821	14,538,882	4,700,939
Stock-based compensation	2,635,953	2,744,701	(108,748)
Amortization of property, plant and equipment	373,474	82,076	291,398
Amortization of intangible assets	96,021	-	96,021
	22,345,269	17,365,659	4,979,610
Loss before the following	(23,948,652)	(17,490,605)	(6,458,047)
Gain (loss) on foreign exchange	(38,962)	99,247	(138,209)
Investment income, net	3,932,411	506,805	3,425,606
Loss before income taxes	(20,055,203)	(16,884,553)	(3,170,650)
Provision for income taxes	33,250	36,000	(2,750)
Future income tax recovery	(22,924)	-	(22,924)
Net loss for the period	$ (20,065,529)	$ (16,920,553)	$ (3,144,976)
Loss per share - basic and diluted	$ (0.44)	$ (0.74)	$ 0.30
Weighted average number of shares outstanding - basic and diluted	45,737,733	22,913,150	22,824.583

Revenue

Revenue increased from $1,312,167 for the nine months ended September 30, 2006 to $4,183,126 for the nine months ended September 30, 2007. The increase was primarily due to the acquisitions of JumpTV Sports and Cycling TV Limited and the increase in subscribers and subscriptions. For the nine months ended September 30, 2007, advertising revenue was approximately $423,505. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $1,437,113 for the nine months ended September 30, 2006 to $5,786,509 for the nine months ended September 30, 2007. During the nine months ended September 30, 2007, there was an overall increase in direct broadcast operating costs due to the acquisitions of JumpTV Sports and Cycling TV Limited and an increase in the number of channels being streamed and the increase in the number of subscribers. For the nine months ended September 30, 2006 the Company incurred approximately 21% of subscription revenue in channel licensing fees to its channel partners as compared to 23% for the nine months ended September 30, 2007. Furthermore, the Company included amortization in the amount of $238,507 on its infrastructure equipment, $19,412 on its website development, $140,440 on its production software and $573,167 on its intangible assets during the nine months ended September 30, 2007 as compared to $92,739, nil, nil and nil, respectively during the nine months ended September 30, 2006.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $14,538.882 for the nine months ended September 30, 2006 to $19,239,821 for the nine months ended September 30, 2007. The variance was due to the following:

- Wages and benefits increased from $3,639,329 for the nine months ended September 30, 2006 to $6,679,100 for the nine months ended September 30, 2007, as the number of employees increased from 138 at September 30, 2006 to over 200 at September 30, 2007. The increase in employees was primarily due to the acquisitions of JumpTV Sports and Cycling TV Limited.
- Subcontracting/consulting decreased from $4,289,988 for the nine months ended September 30, 2006 to $2,006,786 for the nine months ended September 30, 2007. The decrease was due to the decrease in expenditures to third parties for technology development.
- Draws & Commissions decreased from $1,014,369 for the nine months ended September 30, 2006 to $535,086 for the nine months ended September 30, 2007. Draws and Commissions were paid to individuals who management determined were primarily responsible for new channel partner agreements. The decrease was due to the Company shifting its focus from the signing of channel partner agreements to user experience and marketing efforts.
- Travel decreased from $1,337,753 for the nine months ended September 30, 2006 to $1,021,869 for the nine months ended September 30, 2007. The primary reason for the decrease is that during the nine months ended September 30, 2006 significant travel expenditures were incurred in connection with the signing of new channel partner agreements. During the second half of 2006 and 2007, the Company has shifted its focus from signing channel partner agreements to user experience and marketing efforts.
- Professional fees increased from $1,029,888 for the nine months ended September 30, 2006 to $2,064,451 for the nine months ended September 30, 2007. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity. In addition the Company incurred substantial legal and due diligence fees in assessing potential acquisitions.
- Rent increased from $346,214 for the nine months ended September 30, 2006 to $691,824 for the nine months ended September 30, 2007. The increase was due to the opening of offices in Mississauga, Toronto, Dubai, Sanford, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.
- Marketing increased from $780,717 for the nine months ended September 30, 2006 to $1,726,592 for the nine months ended September 30, 2007. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and television advertising.

Stock-based Compensation

Stock-based compensation expense decreased from $2,744,701 for the nine months ended September 30, 2006 to $2,635,953 for the nine months ended September 30, 2007.

Loss on Foreign Exchange

For the nine months ended September 30, 2007, JumpTV incurred a foreign exchange loss of $38,962 as compared to a gain of $99,247 for the nine months ended September 30, 2006. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, U.S. dollars.

Investment Income, net

During the nine months ended September 30, 2007 investment income increased from $506,805 for the nine months ended September 30, 2006 to $3,932,411 for the nine months ended September 30, 2007. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's public offerings in August 2006 and February 2007.

Amortization of Property, Plant and Equipment

Amortization increased from $82,076 for the nine months ended September 30, 2006 to $373,474 for the nine months ended September 30, 2007. The increase was primarily due to the purchase of office-related computer equipment. The increase was primarily due to the equipment acquired in the acquisitions of JumpTV Sports and Cycling TV Limited.

Amortization of Intangible Assets

Amortization increased from nil for the nine months ended September 30, 2006 to $96,021 for the nine months ended September 30, 2007. The increase was primarily due to intangibles acquired in the acquisitions of JumpTV Sports and Cycling TV Limited.

Provision for Income Taxes

Income taxes decreased from $36,000 for the nine months ended September 30, 2006 to $33,250 for the nine months ended September 30, 2007 which related to U.S. tax obligations regarding the Company's U.S. operations.

Future Income Tax Recovery

Future income tax recovery increased from a nil for the nine months ended September 30, 2006 to a recovery of $22,924 for the nine months ended September 30, 2007. The increase represents a future tax liability and recovery relating to the acquisition of intangible assets from Cycling TV Limited.

Critical Accounting Policies

JumpTV's management's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

The Company's significant accounting policies are included in note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require the Company to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported if different assumptions were used. The following section discusses the critical accounting estimates and assumptions that the Company has made that are reflected in the amounts reported in the consolidated financial statements.

Revenue Recognition

JumpTV earns money through three primary revenue lines; subscriptions, advertising and other services

Subscription Revenue

The Company recognizes revenue from subscribers when the following conditions have been met; persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to customer is fixed or determinable and collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the portion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

Advertising Revenue

The Company recognizes advertising generated by selling ad impressions and through sponsorship deals. Advertising impressions include banner and pre-roll ads which are delivered through the Company's web-site as well as through client or third partner sites delivering the Company's content. Advertising is sold through various means including: the Company, third party ad sellers, content partners and distribution partners. CPM (cost per thousand) advertising revenue is generated by displaying an "Impression" of an advertisement to a web site user. The CPM advertising revenue is calculated by tracking "impression counts" via a third party ad serving software. The third party software will provide the total number of impressions during a time period to the Company. The Company then applies the contracted impression rate to the number of impressions in order to calculate advertising revenue. Advertising revenue is recognized in the period in which the impressions are served

Other Services

The Company recognizes other revenue from other services including; Web hosting, e-commerce solutions, online ticketing, mobile distribution capabilities and social networking technologies. Fees for web hosting, ticketing and guest services are billed at the beginning of the service period and are amortized over the life of the arrangement. The company records any commission amounts related to e-commerce and ticketing transactions as revenue in the period in which the sale or auction takes place.

Stock-based Compensation and Other Stock-Based Payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As at September 30, 2007 goodwill totaled $45,731,660 and identifiable intangible assets totaled $18,929,754. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of these items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten its estimate of the useful life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of this equipment.

Financial Instruments

The Company's financial instruments are comprised of cash, short-term investments, accounts receivable, other receivables, deposits, accounts payable and accrued liabilities, amounts due to/from related party, accrued license fees, accrued professional fees, accrued stock appreciation rights, notes payable, obligations under capital lease and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

[i] Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

[ii] Interest rate risk

The Company is exposed to interest rate risk on its invested cash. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, the Company completed an IPO of 13,273,500 common shares for net proceeds of $55,630,291 including the exercise of the underwriters' over-allotment option. On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this offering of securities are approximately $93,000,000, net of the estimated offering expenses and underwriters' fees.

<u>*Business Combinations:*</u>

[i] XOS Technologies Inc. – Network Business Division

On August 31, 2007, the Company entered into an asset purchase agreement to acquire the Broadband Network business unit of XOS Technologies, Inc ["JumpTV Sports"]. The acquisition has been accounted for using the purchase method. The results of the JumpTV Sports have been consolidated from September 1, 2007 and are included in the Company's results of operations.

The purchase price of $60,584,537 consists of cash paid on closing in the amount of $60,250,000, and direct transaction costs of $334,537.

The allocation of the purchase price to the net assets acquired is as follows:

Non-cash working capital	$ (2,280,049)
Property, plant and equipment	3,272,200
Intangible assets	17,524,901
Goodwill	42,289,689
Long-term liabilities	(222,204)
	$ 60,584,537

The purchase price allocation of the tangible and intangible assets is preliminary and may be adjusted as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase. The intangible assets purchased primarily represent channel contracts, computer software, trademarks and domain names. For the three and nine months ended September 30, 2007, the Company has recognized approximately $21,318 and $21,318, respectively, in amortization for tangible assets and $427,569 and $427,569, respectively, for intangible assets. There were no such comparable amounts for period periods.

[ii] Cycling TV

On July 31, 2007, the Company completed the acquisition of all of the outstanding shares of Cycling TV, an internet broadcaster of top-tier international cycling races. The acquisition has been accounted for using the purchase method. The results of Cycling TV have been consolidated from August 1, 2007 and are included in the Company's results of operations.

The purchase price of $4,651,861 consists of cash consideration of $2,267,000, 743,349 in common shares of JumpTV with a fair value of approximately $2,267,214, direct transaction costs of $167,597 including non-cash consideration of 9,500 common shares with a fair value of $27,287, net of cash acquired of $77,237.

The allocation of the purchase price to the net assets acquired is as follows:

Non-cash working capital	$	(517,582)
Property, plant and equipment		105,119
Intangible assets		1,761,900
Goodwill		3,325,348
Future tax liabilities		(22,924)
	$	4,651,861

The purchase price of Cycling TV contains contingent purchase price consideration of 1,840,097 common shares. The contingency is based on a July 31, 2009 12 month revenue target.

This contingent consideration will be accounted for as an addition to the purchase price consideration when the shares are issued or become issuable. As at September 30, 2007, the Company's uncertain as to whether

The purchase price allocation of the tangible and intangible assets is preliminary and may be adjusted as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase. The intangible assets purchased primarily represent channel contracts, non-compete agreements, website and domain names. For the three and nine months ended September 30, 2007, the Company has recognized approximately $3,789 and $3,789, respectively, in amortization has been recorded for tangible assets and $163,105 and $163,105, respectively, for intangible assets. There were no such comparable amounts for period periods.

Summary Balance Sheet Data:

	September 30, 2007	December 31, 2006
	$	$
Current Assets		
Cash	60,202,143	21,936,878
Short-term investments	130,173	28,115,378
Accounts receivables	1,757,364	-
Other receivables	606,646	723,621
Prepaid expenses and deposits	1,669,757	1,178,119
Total current assets	64,366,083	51,953,996
Current Liabilities		
Accounts payable and accrued liabilities	6,097,170	3,950,284
Bank loan	-	1,287,150
Due to related parties	11,196	14,676
Current portion of accrued license fees	353,076	106,916
Accrued professional fees	394,081	371,782
Current portion of notes payable	37,139	-
Obligations under capital lease	111,504	-
Accrued stock appreciation rights	-	1,087,760
Deferred revenue	2,408,560	205,314
Income taxes payable	95,050	61,800
Total current liabilities	9,507,776	7,085,682
Working capital ratio	6.77	7.33

Comparative Summarized Cash Flows

Selected Consolidated Cash Flow Data	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Cash flows used in operating activities	$ (3,522,818)	$ (10,012,797)	$ (15,036,096)	$ (14,428,288)
Cash flows used in investing activities	$ (63,238,220)	$ (118,502)	$ (37,975,148)	$ (1,216,682)
Cash flows provided by (used in) financing activities	$ (675,737)	$ 59,041,397	$ 91,276,509	$ 64,190,417

Operating Activities

Cash used in operating activities for the nine months ended September 30, 2007 was $15,036,096. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $20,065,529 for the nine months then ended;
- non-cash items adjusted to net loss in the amount of $5,230,842, which primarily relates to stock-based compensation and amortization.

Investing Activities

Cash used in investing activities for the nine months ended September 30, 2007 was $37,975,148. The primary source and use of these funds was the redemption of short-term investments in the amount of $28,000,000, the acquisition of JumpTV Sports for $60,584,537, the acquisition of Cycling TV Limited for $2,357,360 (net of cash acquired) and for capital expenditures totaling $2,886,812 primarily relating to equipment for JumpTV's delivery infrastructure.

A summary of JumpTV's equipment, including delivery infrastructure equipment (at original cost) is as follows:

Property, plant and equipment

	Sept 30 2007	December 31 2006
Computer equipment	$ 1,738,431	$ 507,217
Infrastructure equipment	1,562,526	773,198
Computer software	2,948,854	169,614
Furniture and fixtures	462,168	124,683
Leasehold improvements	1,036,824	58,386
Website development	142,228	-
	$ 7,891,031	$ 1,633,098

Financing Activities

Cash provided by financing activities was $91,276,509 for the nine months ended September 30, 2007. This primarily reflects net proceeds raised from the Company's public offering in February 2007 in the amount of $93,104,131.

In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to invest in its delivery infrastructure, product development and subscriber acquisition strategy. The Company believes existing cash will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next twelve months. However, the Company may sell additional equity securities to further enhance its liquidity position and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of September 30, 2007.

Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with related parties as follows:

Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman, receives reimbursement of expenditures incurred on behalf of the Company. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. At September 30, 2007, the Company had balances due to Patstar Inc. of $11,196 [December 31, 2006 – due to Patstar Inc. of $14,676] related to these reimbursements. In addition, rent expense paid by Patstar Inc. of $9,983 and $25,787 is included in the selling, general and administrative expenses for the three and nine months ended September 30, 2007, respectively [three and nine months ended September 30, 2006 – rent paid to Patstar Inc. of nil and $47,818]. All reimbursements and rent expense are recorded at the exchange amount.

Advances

During 2006, the Company advanced funds to an officer of the Company. During 2007, these advances were being paid down on a monthly basis. Subsequent to the quarter end, the amount owing of $78,266 was settled, accordingly, for the three month ended September 30, 2007, the amount was charged to selling, general and administration expense within the consolidated statement of operations.

Contingencies

On June 12, 2006, CSTVO filed a complaint in the Florida State court against JumpTV Sports and a co-defendant. The complaint alleges a claim for tortious interference with contractual relations against XOS; a breach of contract, misappropriation of trade secrets and confidential information under Florida and New York laws, and a breach of fiduciary duty against the co-defendant; and conspiracy to misappropriate trade secrets and conspiracy to breach fiduciary duty against both defendants. On August 31, 2007, in conjunction with the acquisition of the JumpTV Sports, JumpTV inherited this claim. It is management's opinion that the claim will not be successful, and accordingly the Company has not accrued for any amounts relating to this claim.

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims, including claims that content broadcast by the Company may infringe on the intellectual property rights of others. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the financial position and results of operations of the Company.

Outstanding Share Data

The Company has total common shares outstanding as at October 31, 2007 of 49,370,395. In addition, the Company has 10,851,047 outstanding options, warrants and stock appreciation rights which are each exchangeable for one common share upon exercise.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Jason Reid, Chief Financial Officer of **JumpTV Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **JumpTV Inc.**, (the issuer) for the interim period ending **September 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2007

"Jason Reid"
Jason Reid
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, G. Scott Paterson, Chief Executive Officer of **JumpTV Inc.,** certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **JumpTV Inc.,** (the issuer) for the interim period ending **September 30, 2007;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2007

"G. Scott Paterson"
G. Scott Paterson
Chief Executive Officer

Consolidated Financial Statements
[Expressed in U.S. dollars]

JumpTV Inc.

September 30, 2007
[unaudited]

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS

[unaudited]
[Expressed in U.S. dollars]

As at	September 30, 2007 $	December 31, 2006 $
ASSETS		
Current		
Cash *[note 5]*	60,202,143	21,936,878
Short-term investments *[note 6]*	130,173	28,115,378
Accounts receivable	1,757,364	—
Other receivables	606,646	723,621
Prepaid expenses and deposits *[note 7]*	1,669,757	1,178,119
Total current assets	64,366,083	51,953,996
Property, plant and equipment, net *[note 8]*	6,762,559	1,269,488
Intangible assets *[notes 3 and 9]*	20,263,025	312,140
Goodwill *[note 3]*	45,731,660	102,069
Other assets	686,765	161,246
Deferred direct broadcast operating costs, net	35,208	61,605
Total assets	137,845,300	53,860,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	6,097,170	3,950,284
Bank indebtedness *[note 10]*	—	1,287,150
Due to related party *[note 7]*	11,196	14,676
Accrued license fees	353,076	106,916
Accrued professional fees	394,081	371,782
Current portion of notes payable *[note 11]*	37,139	—
Obligations under capital lease *[note 12]*	111,504	—
Accrued stock appreciation rights *[note 15[iv]]*	—	1,087,760
Deferred revenue	2,408,560	205,314
Income taxes payable	95,050	61,800
Total current liabilities	9,507,776	7,085,682
Deferred rent	585,949	18,502
Notes payable *[note 11]*	45,467	—
Obligations under capital lease *[note 12]*	122,205	—
Total liabilities	10,261,397	7,104,184
Shareholders' equity		
Share capital *[note 14]*	173,717,912	75,227,648
Contributed surplus *[note 15]*	5,348,142	2,937,219
Accumulated other comprehensive loss	(40,355)	(32,240)
Accumulated deficit	(51,441,796)	(31,376,267)
Total shareholders' equity	127,583,903	46,756,360
Total liabilities and shareholders' equity	137,845,300	53,860,544

Commitments and contingencies *[notes 12 and 13]*

See accompanying notes

On behalf of the Board:

"G. Scott Paterson" — Director

"Jordan Banks" — Director

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

[unaudited]
[Expressed in U.S. dollars]

	Three months ended September 30,		Nine months ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Revenue	2,004,056	534,671	4,183,126	1,312,167
Direct broadcast operating costs *[notes 8, 9 and 15[iii]]*	(2,874,920)	(706,102)	(5,786,509)	(1,437,113)
	(870,864)	(171,431)	(1,603,383)	(124,946)
Other costs and expenses				
Selling, general and administrative *[note 7]*	5,971,444	5,318,685	19,239,821	14,538,882
Stock-based compensation and other compensation payments *[note 15]*	686,113	1,417,321	2,635,953	2,744,701
Amortization of property, plant and equipment	157,591	34,225	373,474	82,076
Amortization of intangible assets	76,204	—	96,021	—
	6,891,352	6,770,231	22,345,269	17,365,659
Loss before the following:	(7,762,216)	(6,941,662)	(23,948,652)	(17,490,605)
Gain (loss) on foreign exchange	47,341	107,548	(38,962)	99,247
Investment income, net *[note 6]*	1,234,190	350,703	3,932,411	506,805
Loss before income taxes	(6,480,685)	(6,483,411)	(20,055,203)	(16,884,553)
Provision for income taxes	8,300	11,000	33,250	36,000
Future income tax recovery	(22,924)	—	(22,924)	—
Net loss for the period	(6,466,061)	(6,494,411)	(20,065,529)	(16,920,553)
Loss per weighted average number of shares outstanding - basic and diluted *[note 4]*	$(0.13)	$(0.23)	$(0.44)	$ (0.74)
Weighted average number of shares outstanding - basic and diluted *[note 4]*	48,803,530	28,848,119	45,737,733	22,913,150

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[unaudited]
[Expressed in U.S. dollars]

	Share capital					
	Common shares #	Common shares $	Contributed surplus $	Accumulated other comprehensive loss $	Accumulated deficit $	Total shareholders' equity $
Balance, December 31, 2006	34,821,121	75,227,648	2,937,219	(32,240)	(31,376,267)	46,756,360
Net loss for the period	—	—	—	—	(20,065,529)	(20,065,529)
Unrealized gain on short-term investments	—	—	—	287,511	—	287,511
Reclassification of unrealized gain on short-term investments	—	—	—	(295,626)	—	(295,626)
Comprehensive loss for the period						26,682,716
Issuance of common shares on acquisition of SportsYA *[note 3[i]]*	191,345	1,182,295	—	—	—	1,182,295
Exercise of stock options for common shares *[note 15[i]]*	133,355	555,058	(240,197)	—	—	314,861
Exercise of warrants for common shares *[note 15[iii]]*	3,700	23,422	(8,622)	—	—	14,800
Net proceeds from issuance of common shares through secondary public offering *[note 14]*	13,043,479	93,104,131	—	—	—	93,104,131
Issuance of common shares into escrow on acquisition of SportsYA *[notes 3[i] and 14]*	330,000	—	—	—	—	—
Issuance of common shares for advertising services *[note 14]*	197,628	934,900	—	—	—	934,900
Stock-based compensation *[note 15]*						
Restricted share plan units	—	—	851,653	—	—	851,653
Stock options	—	—	2,337,195	—	—	2,337,195
Warrants	—	—	257,602	—	—	257,602
Release of common shares from escrow for services *[notes 3[i] and 14]*	—	340,657	—	—	—	340,657
Issuance of common shares for restricted share plan units *[note 15[ii]]*	153,609	851,653	(851,653)	—	—	—
Issuance of common shares for services *[notes 3[ii] and 14]*	9,500	27,287	—	—	—	27,287
Repurchase and cancellation of common shares *[note 14]*	(226,100)	(796,353)	64,945	—	—	(731,408)
Issuance of common shares on acquisition of Cycling TV Limited *[notes 3[ii] and 14]*	743,349	2,267,214	—	—	—	2,267,214
Issuance of common shares into escrow on acquisition of Cycling TV Limited *[notes 3[ii] and 14]*	—	—	—	—	—	—
Balance, September 30, 2007	49,400,986	173,717,912	5,348,142	(40,355)	(51,441,796)	127,583,903

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

[unaudited]
[Expressed in U.S. dollars]

	Share capital									
	Common shares		Class A common shares		Class C common shares		Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
	#	$	#	$	#	$	$	$	$	$
Balance, December 31, 2005	—	—	16,245,556	9,744,083	1	1	609,908	(40,355)	(5,779,171)	4,534,466
Net loss for the period	—	—	—	—	—	—	—	—	(16,920,553)	(16,920,553)
Exercise of stock options for Class A common shares	—	—	1,772,420	918,284	—	—	(330,690)	—	—	587,594
Net proceeds from issuance of Class A common shares through private placements	—	—	3,066,784	8,179,046	—	—	—	—	—	8,179,046
Issuance of restricted share units	—	—	171,427	685,800	—	—	(685,800)	—	—	—
Exchange of Class A common shares for common shares	21,256,187	19,527,213	(21,256,187)	(19,527,213)	—	—	—	—	—	—
Net proceeds from issuance of common shares through initial public offering	12,000,000	48,283,942	—	—	—	—	1,260,540	—	—	49,544,482
Net proceeds from issuance of common shares through underwriters' over-allotment option	1,273,500	5,707,632	—	—	—	—	133,773	—	—	5,841,405
Exercise of stock options for common shares	12,606	37,891	—	—	—	—	—	—	—	37,891
Redemption of Class C common share	—	—	—	—	(1)	(1)	—	—	—	(1)
Stock-based compensation										
Restricted share units	—	—	—	—	—	—	1,214,935	—	—	1,214,935
Stock options	—	—	—	—	—	—	824,942	—	—	824,942
Warrants	—	—	—	—	—	—	80,965	—	—	80,965
Warrants issued on HVMedia asset purchase	—	—	—	—	—	—	19,222	—	—	19,222
Balance, September 30, 2006	34,542,293	73,556,678	—	—	—	—	3,127,795	(40,355)	(22,699,724)	53,944,394

See accompanying notes

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]
[Expressed in U.S. dollars]

	Three months ended September 30		Nine months ended September 30	
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES				
Net loss for the period	(6,466,061)	(6,494,411)	(20,065,529)	(16,920,553)
Adjustments to reconcile net loss to cash used in operating activities				
Amortization	1,003,239	76,069	1,440,248	174,310
Unrealized gain on short-term investments	—	—	(22,910)	—
Stock-based compensation, excluding change in accrued stock appreciation rights as noted below *[note 15]*	1,130,567	793,462	3,719,318	2,120,842
Amortization of deferred direct broadcast operating costs *[note 15[iii]]*	31,395	8,799	94,186	26,399
	(4,300,860)	(5,616,081)	(14,834,687)	(14,599,002)
Changes in operating assets and liabilities				
Accounts receivable	(351,380)	—	(477,680)	—
Other receivables	478,710	(197,586)	172,617	(408,731)
Prepaid expenses, deposits and other assets	(24,656)	(312,815)	304,364	(791,758)
Funds held in trust	14,884	(581,861)	—	(581,861)
Deferred direct broadcast operating costs	—	(191,690)	—	(191,690)
Accounts payable and accrued liabilities	959,482	(1,020,553)	(491,447)	1,221,951
Due to related party	18,059	(22,342)	(3,480)	(132,240)
Accrued license fees	160,578	23,899	246,160	(13,896)
Accrued stock appreciation rights	(449,653)	623,859	(1,087,760)	623,859
Accrued professional fees	(782,670)	(2,750,880)	22,299	362,242
Obligation under capital lease	(20,659)	—	(20,659)	—
Deferred revenue	481,114	22,253	556,404	46,838
Income taxes payable	8,300	11,000	33,250	36,000
Future tax liability	(22,924)	—	(22,924)	—
Deferred rent	308,857	—	567,447	—
Cash used in operating activities	(3,522,818)	(10,012,797)	(15,036,096)	(14,428,288)
INVESTING ACTIVITIES				
Redemption of short-term investments, net *[note 6]*	(12,848)	—	28,000,000	—
Purchase of equipment	(284,675)	(118,835)	(2,886,812)	(771,709)
Acquisition of SportsYA, net of cash acquired of $3,308 *[note 3[i]]*	1,200	—	(146,439)	—
Acquisition of Cycling TV Limited, net of cash acquired of $77,237 *[note 3[ii]]*	(2,357,360)	—	(2,357,360)	—
Acquisition of Broadband Network Division of XOS Technologies Inc. [JumpTV Sports] *[note 3[iii]]*	(60,584,537)	—	(60,584,537)	—
Acquisition of HV Media Limited	—	333	—	(444,973)
Cash used in investing activities	(63,238,220)	(118,502)	(37,975,148)	(1,216,682)
FINANCING ACTIVITIES				
Proceeds from share issuances, net *[note 14]*	7,433	55,566,287	93,104,131	63,564,934
Bank indebtedness	—	—	(1,287,150)	—
Deferred share issue costs	—	3,449,672	—	—
Redemption of Class C common share	—	—	—	(1)
Proceeds from exercise of stock options	186,963	25,438	314,861	625,484
Proceeds from exercise of warrants	—	—	14,800	—
Normal course issuer bid	(870,133)	—	(870,133)	—
Cash provided by (used in) financing activities	(675,737)	59,041,397	91,276,509	64,190,417
Net increase(decrease) in cash during the period	(67,436,775)	48,910,098	38,265,265	48,545,447
Cash, beginning of period	127,638,918	5,110,401	21,936,878	5,475,052
Cash, end of period	60,202,143	54,020,499	60,202,143	54,020,499

See accompanying notes

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

1. Nature of Operations and Basis of Presentation

JumpTV Inc. ["JumpTV" or the "Company"], formerly JumpTV.com Inc. was incorporated in January 2000 under the laws of Canada. JumpTV's primary business is providing online broadcasting of international ethnic television channels and sports content over the Internet on a subscription basis.

On August 31, 2007, the Company acquired the Broadband Network business unit of XOS Technologies, Inc. ["JumpTV Sports"], based in Sanford, Florida, through an asset purchase agreement from XOS Technologies, Inc.

On July 31, 2007, the Company acquired all of the issued and outstanding shares of Cycling TV Limited ["Cycling TV"]. Cycling TV is based in London, England and is a broadcaster of top-tier international cycling races.

On May 24, 2007, the Company launched selected channels on a free-to-consumer basis in the United States with a view to generating revenue through advertising.

On August 10, 2006, the Company completed its initial public offering ["IPO"] of its common shares. On February 23, 2007, the Company completed a public offering of its common shares *[note 14]*. The Company's common shares are listed on both the Toronto Stock Exchange ["TSX"] and the Alternative Investment Market ["AIM"].

2. Principles of Consolidation and Basis of Presentation

The interim consolidated financial statements include the accounts of JumpTV, JumpTV Ltd., a wholly-owned subsidiary in the United Kingdom, JumpTV International FZ LLC, a wholly-owned subsidiary in the United Arab Emirates, JumpTV USA Inc. ["JumpTV Sports"], a wholly-owned subsidiary in the United States, Sports International Group LLC ["SportsYA"], a wholly-owned subsidiary of JumpTV International FZ LLC in the United States, Deportes Ya S.A., a wholly-owned subsidiary of SportsYA, Cycling TV, a wholly-owned subsidiary in England, and KIT Capital Ltda. [formerly JumpTV Colombia Ltda.], a variable interest entity in Colombia where JumpTV has been determined to be the primary beneficiary [collectively the "Company"]. All significant inter-company transactions and balances have been eliminated on consolidation.

The notes presented in these interim consolidated financial statements are not fully inclusive of all matters normally disclosed in the Company's annual consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2006.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent consolidated financial statements as at and for the year ended December 31, 2006, except for the following:

Revenue recognition

Text Messaging
The Company recognizes revenue from fees earned for the delivery of sports content such as scores, news and programming reminders through a text messaging service to cell phone users. This revenue is recorded when the text messages are billed by the cell phone providers to their users, net of provision for doubtful accounts.

Annual Fees for Web Hosting, Ticketing, Donor and Guest Services
The Company receives annual fees for its web hosting, ticketing, donor and guest management services. Many of these fees are billed on an annual basis; however, some fees are structured to be billed on other periodic bases such as monthly, quarterly and semi-annually. These fees are billed at the beginning of the service period and are amortized over the life of the arrangement. The ticketing and donor management services typically have a minimum revenue guarantee to the Company along with a percentage of sales clause. For these types of arrangements, as the contract year for the services progresses, the Company will monitor the actual sales of the client and will accrue revenue according to the percent of sales clause in the contracts. At the end of the contract year, the Company will issue an invoice to the client for the unbilled portion of the percent of sales clause.

Advertising Revenue
Advertising revenue is generated by selling ad impressions and sponsorship deals. Advertising impressions include banner and pre-roll ads which are delivered through the Company's website as well as through client or third partner sites delivering the Company's content. Advertising is sold through various means including: the Company, third-party ad sellers, content partners and distribution partners. CPM (cost per thousand) advertising revenue is generated by displaying an "impression" of an advertisement to a website user. The CPM advertising revenue is calculated by tracking "impression counts" via a third party ad serving software. The third party software will provide the total number of impressions during a time period to the Company. The Company then applies the contracted impression rate to the number of impressions in order to calculate advertising revenue. Advertising revenue is recognized in the period in which the impressions are served.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

Merchandise and Auction Revenue
The Company offers services to clients that allow them to sell merchandise and conduct auctions from the websites. The Company receives a revenue share from all merchandise and auction sales. The Company records the revenue share as revenue in the period in which the sale or auction takes place.

Accounts receivable

Accounts receivable are carried at original invoice amount. If a portion of the account balance is deemed uncollectible, the Company will either writeoff the amount owed or provide a reserve based on the uncollectible portion of the account. Management determines the collectibility of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions.

Property, plant and equipment

The Company capitalizes certain website development costs incurred to develop customized website applications if the website application introduces new functionality, does not replace an existing website feature and will generate future economic benefits. Website development costs are being amortized using the declining balance method at a rate of 50%.

Capital leases

Leases entered into by the Company in which substantially all of the benefits and risk of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future minimum lease payments, discounted at an appropriate rate, and are reduced by rental payments net of imputed interest. Assets under capital leases are depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

3. Business Acquisitions

[i] SportsYA

On January 5, 2007, the Company completed the acquisition of all of the outstanding shares of SportsYA, the owner of www.SportsYA.com, a sports content website targeting the Hispanic market residing in the United States and Latin America. The acquisition has been accounted for using the purchase method. The results of SportsYA have been consolidated from January 5, 2007 and are included in the Company's results of operations.

The purchase price of $1,352,361 consisted of 177,995 common shares of JumpTV with a fair value of approximately $1,100,000 and $255,669 in direct transaction costs including non-cash consideration of 13,350 common shares with a fair value of $82,295, net of cash acquired of $3,308.

The acquisition has been accounted for using the purchase method, with the results of SportsYA included in the Company's results of operations from the date of acquisition.

The allocation of the purchase price to the net assets acquired is as follows:

Non-cash working capital	$	19,090
Intangible assets		1,333,271
Net assets acquired and total purchase price, net of cash acquired	$	1,352,361

The purchase price allocation of the tangible and intangible assets is preliminary and may be adjusted as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase, as such, $1,333,271 of the total cost has been initially capitalized as "Intangible assets" on the consolidated balance sheets with the exception of identifiable non-cash working capital of $19,090. Management anticipates that the entire intangible assets balance represents goodwill and accordingly no amortization has been taken for the period. The assets purchased primarily represent tradenames, right to Internet domain names and employment contracts for key employees of SportsYA. As at September 30, 2007, no amortization has been recorded pending finalization of the purchase price allocation.

In connection with the acquisition, the principal former owner of SportsYA, signed a consulting agreement with JumpTV. Accordingly, 330,000 common shares of JumpTV were placed into escrow and will be earned and paid in 48 equal monthly installments. The fair value of these shares will be recorded in stock-based compensation expense on the consolidated statements of operations over the 48-month vesting period. As at September 30, 2007, 61,875 common shares have been issued. For the three and nine months ended September 30, 2007, the Company recognized stock-based compensation expense of $73,288 and $340,657, respectively. There were no such comparable amounts for prior periods.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

[ii] Cycling TV

On July 31, 2007, the Company completed the acquisition of all of the outstanding shares of Cycling TV, an Internet broadcaster of top-tier international cycling races. The acquisition has been accounted for using the purchase method. The results of Cycling TV have been consolidated from August 1, 2007 and are included in the Company's results of operations.

The purchase price of $4,651,861 consists of cash consideration of $2,267,000, 743,349 common shares of JumpTV with a fair value of approximately $2,267,214 and direct transaction costs of $167,597 including non-cash consideration of 9,500 common shares with a fair value of $27,287, net of cash acquired of $77,237.

The allocation of the purchase price to the net assets acquired is as follows:

Non-cash working capital	$	(517,582)
Property, plant and equipment		105,119
Intangible assets		1,761,900
Goodwill		3,325,348
Future tax liabilities		(22,924)
	$	4,651,861

The purchase price of Cycling TV contains contingent purchase price consideration of 1,840,097 common shares. The contingency is based on a July 31, 2009 12 month revenue milestone.

This contingent consideration will be accounted for as an addition to the purchase price consideration when the shares are issued or become issuable. As at September 30, 2007, the Company's uncertain as to whether Cycling TV will achieve the revenue milestone.

The purchase price allocation of the tangible and intangible assets is preliminary and may be adjusted as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase. The intangible assets purchased primarily represent channel contracts, non-compete agreements, website and domain names. For the three and nine months ended September 30, 2007, the Company has recognized approximately $3,789 and $3,789, respectively, in amortization has been recorded for tangible assets and $163,105 and $163,105, respectively, for intangible assets. There were no such comparable amounts for prior periods.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

[iii] XOS Technologies, Inc. – Network Business Division

On August 31, 2007, the Company entered into an asset purchase agreement to acquire the Broadband Network business unit of XOS Technologies, Inc ["JumpTV Sports"]. The acquisition has been accounted for using the purchase method. The results of the JumpTV Sports have been consolidated from September 1, 2007 and are included in the Company's results of operations.

The purchase price of $60,584,537 consists of cash paid on closing in the amount of $60,250,000, and direct transaction costs of $334,537.

The allocation of the purchase price to the net assets acquired is as follows:

Non-cash working capital	$ (2,280,049)
Property, plant and equipment	3,272,200
Intangible assets	17,524,901
Goodwill	42,289,689
Long-term liabilities	(222,204)
	$ 60,584,537

The purchase price allocation of the tangible and intangible assets is preliminary and may be adjusted as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase. The intangible assets purchased primarily represent channel contracts, computer software, trademarks and domain names. For the three and nine months ended September 30, 2007, the Company has recognized approximately $21,318 and $21,318, respectively, in amortization for tangible assets and $427,569 and $427,569, respectively, for intangible assets. There were no such comparable amounts for prior periods.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

4. Loss per Share

Basic loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding and, if dilutive, potential common shares using the treasury stock method. Potential common shares consist of stock options, restricted share units, stock appreciation rights and warrants.

For the three and nine months ended September 30, 2007 and 2006, the Company had potential common shares which, due to the losses incurred, were considered anti-dilutive equity instruments. Accordingly, the effect of these instruments has not been reflected in computing diluted loss per share for the three and nine months ended September 30, 2007 and 2006.

The following table summarizes the different potential common shares that were outstanding as at September 30, 2007 and 2006 but were not included in the computation of diluted loss per share as their effect would have been anti-dilutive. See note 15 for additional details.

	September 30, 2007 #	September 30, 2006 #
Stock options	5,706,507	3,680,091
Restricted share plan units	369,677	818,573
Stock appreciation rights	2,352,160	1,300,000
Warrants	3,081,474	1,261,174
Common shares held in escrow *[note 3[i]]*	268,125	—

5. Cash

Cash consists of the following:

	September 30, 2007 $	December 31, 2006 $
Cash [i]	56,610,175	6,220,296
Money market funds [ii]	3,591,968	15,637,690
Unrestricted funds held in trust [iii]	—	78,892
	60,202,143	21,936,878

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

[i] Cash consists primarily of U.S. and Canadian dollar accounts which earn interest at approximately 4% to 5%.

[ii] Money market funds consist of a U.S. [$2,336,013] and a Canadian dollar account [Cdn$1,206,108] which earn interest at approximately 3% to 5%.

[iii] Unrestricted funds held in trust relate to monies held to fund costs for a subsidiary of the Company and monies held by underwriters to fund future expenditures. There are no restrictions related to monies held in trust.

6. Short-term Investments

During the nine months ended September 30, 2007, the Company redeemed investments with a cost of $28,000,000, for proceeds of $28,295,626. As at September 30, 2007, short-term investments consisted of a guaranteed investment certificate at cost plus accrued interest totaling $130,173 [December 31, 2006 - $107,263] which matures on July 17, 2008 and bears interest at 3.75%.

7. Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with related parties as follows:

Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman, receives reimbursement of expenditures incurred on behalf of the Company. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. At September 30, 2007, the Company had balances due to Patstar Inc. of $11,196 [December 31, 2006 – due to Patstar Inc. of $14,676] related to these reimbursements. In addition, rent expense paid by Patstar Inc. of $9,983 and $25,787 is included in selling, general and administrative expenses for the three and nine months ended September 30, 2007, respectively [three and nine months ended September 30, 2006 – rent paid to Patstar Inc. of nil and $47,818]. All reimbursements and rent expense are recorded at the exchange amount.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

Advances

During 2006, the Company advanced funds to an officer of the Company. During 2007, these advances were being paid down on a monthly basis. Subsequent to the quarter end, the amount owing of $78,266 was settled, accordingly, for the three month ended September 30, 2007, the amount was charged to selling, general and administration expense within the consolidated statement of operations.

8. Property, Plant and Equipment

The details of property, plant and equipment and the related accumulated amortization are set forth below for the following periods:

	September 30, 2007		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	1,738,431	321,109	1,417,322
Infrastructure equipment	1,562,526	378,368	1,184,158
Computer software	2,948,854	242,999	2,705,855
Furniture and fixtures	462,168	63,476	398,692
Leasehold improvements	1,036,824	103,108	933,716
Website development	142,228	19,412	122,816
	7,891,031	1,128,472	6,762,559

	December 31, 2006		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	507,217	155,049	352,168
Infrastructure equipment	773,198	139,861	633,337
Computer software	169,614	49,752	119,862
Furniture and fixtures	124,683	14,528	110,155
Leasehold improvements	58,386	4,420	53,966
	1,633,098	363,610	1,269,488

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

The following amortization expense is included with direct broadcast operating costs on the consolidated statements of operations:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
Infrastructure equipment	88,622	41,844	238,507	92,234
Computer software	14,844	—	19,412	—
Website development	121,383	—	140,440	—
	224,849	41,844	398,359	92,234

9. Intangible Assets

The details of intangible assets and the related accumulated amortization are set forth below:

	September 30, 2007		
	Cost $	Accumulated amortization $	Net book value $
Contractual agreements	19,104,500	664,191	18,440,309
Trademarks, tradenames and domain names	552,801	63,356	489,445
SportsYA acquisition *[note 3[i]]*	1,333,271	—	1,333,271
	20,990,572	727,547	20,263,025

	December 31, 2006		
	Cost $	Accumulated amortization $	Net book value $
Contractual agreements	330,800	48,967	281,833
Trademarks, tradenames and domain names	39,700	9,393	30,307
	370,500	58,360	312,140

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

Amortization expense related to the Company's acquired contractual agreements with channel partners for the three and nine months ended September 30, 2007 of $540,642 and $573,167 [three and nine months ended September 30, 2006 – nil and nil] is included within direct broadcast operating costs on the consolidated statements of operations.

Based on the preliminary estimated amount of intangible assets subject to amortization, the Company's estimated amortization expense over the next five years is as follows:

	$
2007 [balance of year]	1,553,539
2008	6,206,636
2009	5,580,939
2010	5,151,982
2011	436,658

10. Bank Indebtedness

On December 31, 2006, the Company had a $1,287,150 [Cdn$1,500,000] credit facility with a Canadian chartered bank to finance general corporate requirements, which was fully drawn upon as of December 31, 2006. The loan was repayable on demand bearing interest at prime [6% as of December 31, 2006]. During the nine months ended September 30, 2007, this loan was repaid in full.

11. Notes Payable

In June 2006, XOS Technologies entered into a promissory note agreement for $73,500 with an individual relating to an asset purchase agreement. Interest is charged on the outstanding balance at the rate of 11.14% per annum. The note requires five equal annual payments of principal and interest through November 2010. The outstanding balance on the note at September 30, 2007 was $57,690 [December 31, 2006 – nil]. On August 31, 2007, in conjunction with the acquisition of the Broadband Network business unit of XOS Technologies Inc. ["JumpTV Sports"], JumpTV assumed this obligation.

In December 2005, XOS Technologies, entered into a promissory note agreement for $150,000 for the purchase of computer software. Interest is charged on the outstanding balance at the rate of 4.34% per annum. The note requires 25 equal monthly payments of principal and interest through January 2008. The outstanding balance on the note at September 30, 2007 was $24,916 [December 31, 2006 – nil]. On August 31, 2007, in conjunction with the acquisition of JumpTV Sports, the Company assumed this obligation.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

Annual maturities of the notes payable are as follows:

	$
2007 [balance of year]	30,880
2008	19,845
2009	15,099
2010	16,782

12. Obligations under Capital Lease

In conjunction with the acquisitions of JumpTV Sports and Cycling TV, the Company assumed the following capital lease obligations:

[i] XOS Technologies entered into a capital lease obligation for computer equipment. The lease requires 36 monthly payments of $8,782, beginning in October 2006 through September 2009. Interest is computed monthly at 12.5% per annum. The preliminary fair value of the equipment of $161,655 is included in computer equipment in the accompanying consolidated balance sheets at September 30, 2007. Amortization of $4,041 and $4,041 was recognized for the three and nine months ended September 30, 2007 [three and nine months ended September 30, 2006 – nil and nil]. As at September 30, 2007, the remaining principal balance of the capital lease was $178,784 [December 31, 2006 – nil].

[ii] XOS Technologies entered into a capital lease obligation for computer equipment. The lease requires 36 monthly payments of $1,695, beginning in December 2005 through November 2009. Interest is computed monthly at 8.6% per annum. The preliminary fair value of the equipment of $20,751 is included in computer equipment in the accompanying consolidated balance sheets at September 30, 2007. Amortization of $519 and $519 was recognized for the three and nine months ended September 30, 2007 [three and nine months ended September 30, 2006 – nil and nil]. As at September 30, 2007, the remaining principal balance of the capital lease was $21,087 [December 31, 2006 – nil].

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

[iii] Cycling TV entered into a capital lease obligation for infrastructure equipment. The lease requires 36 monthly payments of $2,078, beginning April 2006 through March 2009. Interest is computed monthly at 7.5% per annum. The preliminary fair value of the equipment of $28,638 is included in infrastructure equipment in the accompanying consolidated balance sheets at September 30, 2007. Amortization of $1,476 and $1,476 was recognized for the three and nine months ended September 30, 2007 [three and nine months ended September 30, 2006 – nil and nil]. As at September 30, 2007 the remaining principal balance of the capital lease was $33,838 [December 31, 2006 - nil]

Annual maturities of these capital lease obligations are as follows:

	Computer equipment $	Infrastructure equipment $	Total $
2007 [balance of year]	17,024	6,017	23,041
2008	107,775	22,450	130,225
2009	75,072	5,371	80,443
	199,871	33,838	233,709

13. Commitments and Contingencies

Commitments

In connection with the acquisitions of JumpTV Sports and Cycling TV, the Company has assumed the following commitments related to rent and minimum guarantees:

	$
2007 [balance of year]	481,342
2008	2,926,964
2009	2,330,390
2010	2,115,212
2011	735,086

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

Contingencies

On June 12, 2006, CSTVO filed a complaint in the Florida State court against XOS Technologies and a co-defendant. The complaint alleges a claim for tortious interference with contractual relations against XOS Technologies; a breach of contract, misappropriation of trade secrets and confidential information under Florida and New York laws, and a breach of fiduciary duty against the co-defendant; and conspiracy to misappropriate trade secrets and conspiracy to breach fiduciary duty against both defendants. On August 31, 2007, in conjunction with the acquisition of JumpTV Sports, JumpTV assumed this claim. It is management's opinion that the claim will not be successful, and accordingly the Company has not accrued for any amounts relating to this claim.

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims, including claims that content broadcast by the Company may infringe on the intellectual property rights of others. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the financial position and results of operations of the Company.

14. Share Capital

Share capital consists of the following:

	September 30, 2007 $	December 31, 2006 $
Authorized		
Unlimited common shares, voting, no par value, discretionary non-cumulative dividend		
Unlimited Class 1 preference shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Unlimited Class 2 preference shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Issued and outstanding		
Common shares		
September 30, 2007: Issued and outstanding: 51,243,083 [December 31, 2006: 34,821,121]	173,717,912	75,227,648

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

During the nine months ended September 30, 2007, the Company completed the following issuances and cancellations of its common shares, excluding issuances relating to stock options, warrants and restricted share plan units *[note 15]*:

Date	#	$
January 5, 2007 [i]	521,345	1,182,295
February 23, 2007 [ii]	13,043,479	93,104,131
June 26, 2007 [iii]	197,628	934,900
August 17, 2007 [iv]	9,500	27,287
September 11, 2007 [v]	(50,000)	(176,084)
September 28, 2007[vi]	(176,100)	(620,269)
September 28, 2007[vii]	743,349	2,267,214
	14,289,021	96,719,474

[i] On January 5, 2007, the Company issued 191,345 common shares with a fair value of approximately $1,182,295 to complete the purchase of 100% of the outstanding shares of SportsYA *[note 3[i]]*.

On January 5, 2007, the Company issued 330,000 common shares into escrow in respect of a consulting agreement SportsYA signed with the principal former owner of SportsYA with JumpTV. Accordingly, 330,000 common shares of JumpTV were placed into escrow and will be released and paid in 48 equal monthly installments. The fair value of these shares will be recorded in stock-based compensation expense on the consolidated statements of operations over the 48-month vesting period. During the three and nine months ended September 30, 2007, 20,625 and 61,875 shares have been released from escrow with fair values of $73,288 and $340,657, respectively, that have been recorded in stock-based compensation expense on the consolidated statements of operations *[note 3[i]]*. For accounting purposes, the common shares issued into escrow are treated as a variable interest entity and are consolidated in the accounts of the Company.

[ii] On February 23, 2007, in connection with a secondary public offering of the Company, the Company issued 13,043,479 common shares for net proceeds of $93,104,131.

[iii] On June 26, 2007, in connection with an advertising agreement, the Company issued 197,628 common shares with a fair value of $934,900.

[iv] On August 17, 2007, in connection the acquisition of Cycling TV, the Company issued 9,500 common shares with a fair value of $27,287 as a finders fee *[note 3[ii]]*.

[v] On September 11, 2007, in connection with the Company's normal course issuer bid the Company cancelled 50,000 common shares with a carrying value of $176,084.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

[vi] On September 28, 2007, in connection with the Company's normal course issuer bid the Company cancelled 176,100 common shares with a carrying value of $620,269.

[vii] On September 28, 2007, in connection with the acquisition of Cycling TV, the Company issued 743,349 common shares with a fair value of $2,267,214 as initial share consideration *[note 3[ii]]*.

The purchase price consideration of Cycling TV includes a contingent consideration of 1,840,097 common shares of the Company subject to Cycling TV achieving a revenue milestone *[note 3[ii]]*.

15. Stock Option and Stock-Based Compensation Plans

[i] Stock Option Plan

On September 2, 2005, a new stock option plan [the "New Plan"] was created that applies to all future grants of options to directors, officers, employees and consultants of the Company or any entity controlled by the Company. The exercise price for any option granted under the New Plan will be determined by the five-day average closing price of the Company's common shares prior to the date of grant but cannot be less than such a price. Prior to the Company completing its initial public offering, the exercise price of any stock options granted under the New Plan was determined by the Company's Board of Directors. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide ongoing management or consulting services to the Company or entity controlled by the Company. The maximum number of common shares issuable upon exercise of options granted pursuant to the New Plan is equal to the greater of [i] 4,000,000 common shares; and [ii] 12.5% of the number of issued and outstanding common shares.

A summary of stock option activity under the New Plan is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	4,112,059	3.07
Granted	2,389,250	6.16
Exercised	(133,355)	2.36
Cancelled/forfeited	(661,447)	4.07
Outstanding, September 30, 2007	5,706,507	4.27

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

The following table summarizes stock option information of the New Plan as at September 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
1.80	1,590,887	2.64	903,436
2.50	839,488	3.49	445,269
4.00	290,747	3.57	94,180
5.00	100,000	3.87	27,083
5.82	100,000	3.93	25,000
6.00	107,583	3.66	36,542
6.05	1,155,000	4.53	120,313
6.08	107,000	4.09	24,521
6.26	1,182,114	4.64	198,505
6.43	233,688	4.19	43,969
	5,706,507	3.76	1,918,818

For the three and nine months ended September 30, 2007, $818,851 and $2,337,195 were recorded for total stock-based compensation expense related to stock options [three and nine months ended September 2006 - $300,708 and $824,942], respectively. The weighted average exercise price of options exercisable as at September 30, 2007 was $3.14 [December 31, 2006 - $2.29].

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

The weighted average fair value of all stock options granted during the nine months ended September 30, 2007 and 2006 was $3.38 and $1.43 based on the following assumptions:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Weighted average		
Exercise price of stock options granted	$6.16	$2.65
Expected volatility	72%	72%
Risk-free interest rate	3.77%	4.39%
Expected life [years]	4	4
Dividend yield	nil	nil

During the nine months ended September 30, 2007, the Company agreed to extend or accelerate the vesting of stock options for certain employees who left the Company and to extend the expiry term to various periods beyond the 90-day period from departure as detailed in the Company's stock option plan. Accordingly, the Company has accounted for these modifications as additional grants and has recognized additional stock-based compensation expense in the amount of $4,722 and $94,613 for the three and nine months ended September 30, 2007 relating to the fair value of these additional awards. No such expense was recognized during the comparative three and nine month periods for 2006.

[ii] Restricted Share Plan

A summary of restricted share activity under the restricted share plan is as follows:

	#
Outstanding, December 31, 2006	591,414
Granted	10,000
Forfeited	(78,128)
Issued	(153,609)
Outstanding, September 30, 2007	369,677

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

During the nine months ended September 30, 2007 and 2006, the Company recognized stock-based compensation expense of $856,047 and $1,214,935, respectively [three months ended - $161,096 and $446,651] related to its restricted share plan. In addition, the Company issued common shares in 2006 and 2007 related to restricted share plan units with a fair value of $36,354 which is being expensed in 2007. Prior to the initial public offering on August 10, 2006, stock-based compensation expense was based on the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, compensation expense was determined based on the Company's closing market price on the TSX per common share. During the nine months ended September 30, 2007, 153,609 restricted share plan units were vested and issued for common shares of the Company.

[iii] Warrants

The Company issued warrants that are convertible into common shares of the Company as follows:

On September 2, 2005, the Company granted 100,000 warrants with an exercise price of $1.80 to one of its directors related to consulting services provided. For the nine months ended September 30, 2007 and 2006, the Company expensed $19,050 and $19,050, respectively, [three months ended - $6,350 and $6,350] which are included within stock-based compensation expense on the consolidated statements of operations.

In connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants with an exercise price of $1.80 to purchase common shares of the Company. The total estimated fair value of $102,670 has been capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the nine months ended September 30, 2007 and 2006, the Company expensed $26,397 and $26,399, respectively [three months ended – $8,799 and $8,799] which are included within direct broadcast operating costs on the consolidated statements of operations.

On June 5, 2006, the Company amended the terms of this channel partner agreement such that the Company was required to complete an initial public offering by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006. In consideration of this amendment, the Company issued to the channel partner 7,500 warrants with an expiry of five years from the date of issuance at an exercise price of $6.00 per warrant. For the nine months ended September 30, 2007 and 2006, the Company expensed $2,699 and $1,541, respectively [three months ended - $900 and $900] which are included within stock-based compensation expense on the consolidated statements of operations.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

On May 31, 2006, as part of the HVMedia asset purchase, two key employees of HVMedia received 75,000 warrants each at an exercise price of $4.97 [Cdn$5.50] per warrant. For the nine months ended September 30, 2007 and 2006, the Company expensed $73,464 and $20,479, respectively [three months ended - $24,488 and $16,950] which are included within stock-based compensation expense on the consolidated statements of operations.

On August 10, 2006, the Company issued 663,674 warrants to its underwriters at an exercise price of $5.00 [Cdn$5.50] per warrant. Each warrant is exercisable into one common share of the Company and expires within two years. The fair value of these warrants in the amount of $1,394,313 has been recorded in share capital as a share issuance cost.

On November 30, 2006, in connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants with an exercise price of $6.23 to purchase common shares of the Company. For the nine months ended September 30, 2007 and 2006, the Company expensed $67,788 and nil, respectively [three months ended – $22,596 and nil] which are included within direct broadcast operating costs on the consolidated statements of operations.

In addition, during 2006, the Company issued 230,000 warrants to members of the Advisory Board of the Company at exercise prices of $4.00 to $6.00 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. For the nine months ended September 30, 2007 and 2006, the Company expensed $62,465 and $61,798, respectively [three months ended - $21,903 and $21,903] which are included within stock-based compensation expense on the consolidated statements of operations.

On August 3, 2007, the Company issued 50,000 warrants to a television manufacturer. The exercise price of these warrants will be determined based on meeting certain milestones. As at September 30, 2007, these milestones have not been met, therefore the measurement date has not occurred. Accordingly, for the three and nine months ended September 30, 2007, no compensation expense was recognized related to these warrants. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years.

On August 10, 2007, the Company issued 100,000 warrants to the president and CEO of Cycling TV at an exercise price of $3.86 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. For the nine months ended September 30, 2007 and 2006, the Company expensed $5,210 and nil, respectively [three months ended - $5,210 and nil] which are included within stock-based compensation expense on the consolidated statements of operations.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

On August 21, 2007, the Company issued 500,000 warrants to the president and CEO of JumpTV USA Holdco at an exercise price of $3.86 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. For the nine months ended September 30, 2007 and 2006, the Company expensed $20,432 and nil, respectively [three months ended - $20,432 and nil] which are included within stock-based compensation expense on the consolidated statements of operations.

On August 31, 2007, the Company issued 1,174,000 warrants to employees of JumpTV USA Holdco and Cycling TV at an exercise price of $3.86 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. For the nine months ended September 30, 2007 and 2006, the Company expensed $3,249 and nil, respectively [three months ended - $3,249 and nil] which are included within stock-based compensation expense on the consolidated statements of operations.

The total stock-based compensation expense related to warrants expensed during the nine months ended September 30, 2007 and the nine months ended September 30, 2006 was $189,813 and $80,965, respectively [three months ended - $82,531 and $28,512]. The total direct broadcast operating costs related to warrants expensed during the nine months ended September 30, 2007 and the nine months ended September 30, 2006 were $94,186 and $26,399, respectively [three months ended - $31,395 and $8,799].

A summary of the warrant activity during the nine months ended September 30, 2007 is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	1,261,174	4.88
Granted	1,774,000	3.86
Granted – no strike price	50,000	n/a
Exercised	(3,700)	4.00
Outstanding, September 30, 2007	3,081,474	4.28

The fair value of warrants was determined using the Black-Scholes option pricing model.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

The following table summarizes the warrant information as at September 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
1.80	100,000	2.00	56,250
3.86	1,774,000	4.91	14,708
4.00	96,300	3.50	33,488
4.97	150,000	3.70	46,875
5.00	663,674	0.87	663,674
6.00	147,500	3.56	59,219
6.23	100,000	4.17	33,333
n/a	50,000	5.00	—
	3,081,474	3.76	907,547

The weighted fair value of warrants granted during the nine months ended September 30, 2007 and 2006 was $1.49 and $1.93, respectively, based on the following assumptions:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Weighted average		
Exercise price of warrants granted	$3.86	$5.04
Expected volatility	68%	72%
Risk-free interest rate	4.19%	4.93%
Expected life [years]	4	4
Dividend yield	nil	nil

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

[iv] Stock Appreciation Rights Plan ["SARS"]

During the three and nine months ended September 30, 2007 the Company granted 1,210,500 units under the SARS Plan.

A summary of the SARS activity during the nine months ended September 30, 2007 is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2006	1,300,000	4.15
Granted	1,210,500	6.26
Forfeited	(158,340)	5.00
Outstanding, September 30, 2007	2,352,160	5.18

The following table summarizes the SARS information as at September 30, 2007:

Exercise price $	Number outstanding #	Weighted average remaining contractual life [years]	Number exercisable #
4.00	1,120,830	3.44	660,398
6.00	20,830	0.25	20,830
6.26	1,210,500	4.64	179,460
	2,352,160	4.03	860,688

Prior to the initial public offering on August 10, 2006, stock-based compensation expense was based on the change in the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, stock-based compensation expense was determined based on the Company's closing market price on the TSX which as at September 30, 2007 was $3.06 [Cdn$3.07] per common share. Accordingly, the Company recognized a stock-based compensation recovery of $449,654 and $1,087,761 for the three and nine months ended September 30, 2007 related to outstanding units granted under the Company's SARS Plan. No stock-based compensation expense was recognized during the comparative three and nine month periods for 2006.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

In summary, as at September 30, 2007 and December 31, 2006, the number of common shares of the Company reserved for issuance is as follows:

	Exercise price $	Expiry/ vesting date	September 30, 2007 #	December 31, 2006 #
Stock options *[note 15[i]]*	1.80	June 2006 - November 2010	1,590,887	1,662,254
	2.50	March 2011	839,488	1,289,501
	4.00	April 2011	290,747	316,627
	5.00	August 2011	100,000	100,000
	5.82	September 2011	100,000	100,000
	6.00	April 2011 – June 2011	107,583	171,177
	6.05	April 2012	1,155,000	—
	6.08	November 2011	107,000	111,000
	6.26	June 2010 – May 2011	1,182,114	—
	6.43	December 2011	233,688	301,500
	7.16	November 2011	—	60,000
Restricted share units *[note 15[ii]]*	—	July 2009 - March 2011	369,677	591,414
Warrants *[note 15[iii]]*	1.80 - 6.23	September 2009 - August 31, 2012	3,081,474	1,261,174
Stock appreciation rights *[note 15[iv]]*	4.00 - 6.00	April 2011	2,352,160	1,300,000
			11,509,818	7,264,647

16. Supplemental Cash Flow Information

During the three and nine months ended September 30, 2007 and 2006, there was no interest or taxes paid by the Company.

Excluded from the consolidated statements of cash flows are the following non-cash transactions:

For the three months ended September 30, 2007:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $106,361.

[ii] issuance of 46,863 common shares with a fair market value of approximately $155,897 in regards to the vesting of restricted share plan units.

[iii] issuance of 743,349 common shares with a fair market value of $2,267,214 in regards to the initial share consideration for Cycling TV.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

For the nine months ended September 30, 2007:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options and warrants of $248,819.

[ii] issuance of 191,345 common shares with a fair market value of approximately $1,182,295 in regards to the acquisition of SportsYA.

[iii] issuance of 153,609 common shares with a fair market value of approximately $851,652 in regards to the vesting of restricted share plan units.

[iv] issuance of 743,349 common shares with a fair market value of $2,267,214 in regards to the initial share consideration for Cycling TV.

For the three months ended September 30, 2006:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $6,147.

For the nine months ended September 30, 2006:

[i] reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $330,960.

JumpTV Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]
[Information as at September 30, 2007 and for the three and nine months ended September 30, 2007 and 2006 is unaudited]

September 30, 2007

17. Segmented Information

The Company has one operating segment and one reportable segment, online broadcasting of international ethnic television channels and sports content over the Internet on a subscription basis. Substantially all of the operations of the Company are directly engaged in or support this operating segment.

The following table presents the Company's revenue by geographical region based on location of the Company's subscribers:

	Three months ended September 30,		Nine months ended September 30,	
	2007 %	2006 %	2007 %	2006 %
United States	63	52	55	54
Europe	22	23	23	24
Canada	5	11	7	10
Rest of world	10	14	15	12
	100	100	100	100

The following table presents the geographical location of the Company's long-lived assets:

	September 30, 2007 %	December 31, 2006 %
United States	86	24
Europe	8	8
Canada	4	39
Trinidad and Tobago	—	25
Rest of world	2	4
	100	100

JumpTV Q3 2007 Revenue Tops $2 Million

TORONTO--(Marketwire - November 13, 2007) - JumpTV Inc. ("JumpTV" or the "Company") (TSX: JTV) (AIM: JTV), a leader in broadcasting international television and sports over the Internet, today announced quarterly results and selected financial metrics for the quarter ended September 30, 2007.

For the quarter ended September 30, 2007 revenue was US$2,004,056 up from US$1,175,924 in the second quarter 2007 and from US$534,671 in the same period a year ago. This increase was primarily due to the acquisitions of the Broadband Network Division of XOS Technologies Inc. and Cycling TV Limited and the increase in subscribers to JumpTV's international channels. Of the US$2 million in revenue approximately US$287,000 was advertising-related revenue. XOS results were consolidated as of September 1, 2007 and CyclingTV as of August 1, 2007.

The net loss for the three months ended September 30, 2007 was US$6,466,061 or US$0.13 per basic and diluted share compared to US$6,514,301 or US$0.13 per basic and diluted share in the quarter ended June 30, 2007 and compared to US$6,494,411 or US$0.23 per basic and diluted share for the same period a year ago. The net loss was $4,745,314 excluding non cash items during the quarter of approximately US$686,113 in stock-based compensation and other compensation payments and $1,034,634 that primarily relates to the amortization of tangible and intangible assets. In addition, the Company used approximately $870,000 of cash in the period to acquire its own stock.

As of September 30, 2007 JumpTV International had approximately 305 channel partnerships comprising its international offerings compared to 225 channels as of September 30, 2006 and 302 channels as of June 30, 2007. The Company signed additional channels in Q3 2007 and continued its strategy of selectively culling channels in the third quarter in order to focus its efforts on better performing channels. The Company intends to continue to cull certain channels from its platform over time to reduce costs, optimize revenues and better allocate its resources.

As of September 30, 2007 JumpTV Sports had approximately 175 official and exclusive broadcast relationships with U.S. colleges, universities, conferences and professional sports teams including programs within the SEC, Big 12 and Big 10 NCAA Division I Conferences.

The approximate number of subscribers as of September 30, 2007 was 86,000 up from 29,968 as at June 30, 2007. As at November 12, 2007 the Company had approximately 94,000 subscribers.

The following metrics for churn, SAC and ARPU are based solely on JumpTV International's content offerings as the Company does not have sufficient history to accurately disclose these metrics for the recently acquired business:

-- Churn for the three months ended September 30, 2007 was 13.2%, down 0.8% from 13.3% for the three months ended June 30, 2007.

-- Subscriber acquisition costs (SAC) were US$14.49, a decrease of 57%

compared to US$33.69 in the second quarter of 2007. An increased focus on search engine optimization (SEO), targeted event-driven marketing campaigns and a reduction in marketing expenses contributed to the decrease.

-- Average monthly revenue per user (ARPU) was US$11.54 in the quarter ending September 30, 2007, a 1% increase from US$11.42 in the second quarter of 2007.

In addition, the Company notes that the average duration of a user session on JumpTV International channels was approximately 50 minutes during the quarter.

JumpTV Executive Chairman G. Scott Paterson commented, "JumpTV's third quarter was the most important in our history as we completed the strategic acquisition of XOS (now JumpTV Sports) and we furthered the momentum of our free-to-consumer ad supported model in the U.S. Importantly, our traffic metrics all showed strong growth and our premium content showed encouraging subscriber growth as well."

The Company reported the following traffic related average monthly metrics in connection with overall user activity on JumpTV.com, our Jumper affiliates and on JumpTV Sports-managed sites but not including third party distributors of JumpTV content such as AOL.com and Terra.com:

-- Stream views -- 4.6 million average per month in Q3 up from 2.6 million average per month in Q2

-- Minutes viewed -- 85.4 million average per month in Q3 up from 62.9 million average per month in Q2

-- Page Views -- 66.0 million average per month in Q3 up from 46.2 million average per month in Q2

-- Unique visitors -- 6.8 million average per month in Q3 up from 4.6 million average per month in Q2

-- Ad impressions -- 116.9 million average per month in Q3 up from 22.2 million average per month in Q2

The Company reports the following recent developments for JumpTV:

1. We secured rights to additional cross-cultural content including channels in Asia, the Middle East, Sub-Saharan Africa and Europe, sporting properties such as the South American World Cup qualifying matches and the BIG EAST conference.

2. We signed and implemented distribution partnerships with Tiscali UK, which currently offers approximately 170 JumpTV channels, MySpace and Veoh Networks. Additionally, in many of our distribution partnerships we are starting to add emphasis, in addition to our live streams, on short-form entertaining video clips and highlights of major sporting events.

3. We have now deployed approximately 140 'Jumpers', our API media player, on multiple sites around the world including half of these on our channel partners own sites and we have a queue of interest from several hundred other websites.

4. We brought on a Head of Global Ad Sales who is building out his team and aggressively engaging the ad community.

5. We further invested in and improved our global content delivery network (CDN).

6. We made significant progress in integrating operations, marketing and finance with the recently acquired Broadband Network Division of XOS Technologies Inc. ["JumpTV Sports"].

Kaleil Isaza Tuzman, JumpTV President and COO and a member of the Board of Directors said, "From an operational perspective we are better positioned today than ever before to realize the true potential of JumpTV."

Jordan Banks, Chief Executive Officer, stated, "I am truly excited to have joined JumpTV. There is an exciting confluence of trends that are uniquely positioning JumpTV in the IPTV marketplace. The increasing penetration of broadband, an accelerated acceptance of the internet as a video delivery platform and the increasing thirst for compelling sports, entertainment and political content from around the world is rapidly building a passionate and loyal audience."

About JumpTV

JumpTV is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current

expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

Key Performance Indicators and Other Measures

JumpTV is not aware of any uniform standards for calculating subscriptions, subscribers, ARPU, SAC, Churn and channels signed and we believe that JumpTV's presentation of these measures may not be calculated consistently with other companies in the same or similar business. Moreover, these measures are of operational performance and not measures of financial performance under generally accepted accounting principles.

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS
[unaudited]
[Expressed in U.S. dollars]

As at	September 30, 2007 $	December 31, 2006 $
ASSETS		
Current		
Cash	60,202,143	21,936,878
Short-term investments	130,173	28,115,378
Accounts receivable	1,757,364	-
Other receivables	606,646	723,621
Prepaid expenses and deposits	1,669,757	1,178,119
Total current assets	64,366,083	51,953,996
Property, plant and equipment, net	6,762,559	1,269,488
Intangible assets	20,263,025	312,140
Goodwill	45,731,660	102,069
Other assets	686,765	161,246
Deferred direct broadcast operating costs, net	35,208	61,605
Total assets	137,845,300	53,860,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	6,097,170	3,950,284
Bank indebtedness	-	1,287,150
Due to related party	11,196	14,676
Accrued license fees	353,076	106,916
Accrued professional fees	394,081	371,782
Current portion of notes payable	37,139	-
Obligations under capital lease	111,504	-
Accrued stock appreciation rights	-	1,087,760
Deferred revenue	2,408,560	205,314
Income taxes payable	95,050	61,800
Total current liabilities	9,507,776	7,085,682

Deferred rent	585,949	18,502
Notes payable	45,467	-
Obligations under capital lease	122,205	-
Total liabilities	10,261,397	7,104,184
Shareholders' equity		
Share capital	173,717,912	75,227,648
Contributed surplus	5,348,142	2,937,219
Accumulated other comprehensive loss	(40,355)	(32,240)
Accumulated deficit	(51,441,796)	(31,376,267)
Total shareholders' equity	127,583,903	46,756,360
Total liabilities and shareholders' equity	137,845,300	53,860,544

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
[unaudited]
[Expressed in U.S. dollars]

	Three months ended September 30,		Nine months ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Revenue	2,004,056	534,671	4,183,126	1,312,167
Direct broadcast operating costs	(2,874,920)	(706,102)	(5,786,509)	(1,437,113)
	(870,864)	(171,431)	(1,603,383)	(124,946)
Other costs and expenses				
Selling, general and administrative	5,971,444	5,318,685	19,239,821	14,538,882
Stock-based compensation and other compensation payments	686,113	1,417,321	2,635,953	2,744,701
Amortization of property, plant and equipment	157,591	34,225	373,474	82,076
Amortization of intangible assets	76,204	-	96,021	-
	6,891,352	6,770,231	22,345,269	17,365,659
Loss before the following:	(7,762,216)	(6,941,662)	(23,948,652)	(17,490,605)
Gain (loss) on foreign				

exchange	47,341	107,548	(38,962)	99,247
Investment income, net	1,234,190	350,703	3,932,411	506,805
Loss before income taxes	(6,480,685)	(6,483,411)	(20,055,203)	(16,884,553)
Provision for income taxes	8,300	11,000	33,250	36,000
Future income tax recovery	(22,924)	-	(22,924)	-
Net loss for the period	(6,466,061)	(6,494,411)	(20,065,529)	(16,920,553)
Loss per weighted average number of shares outstanding - basic and diluted	(0.13)	(0.23)	(0.44)	(0.74)
Weighted average number of shares outstanding - basic and diluted	48,803,530	28,848,119	45,737,733	22,913,150

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[unaudited]
[Expressed in U.S. dollars]

	Three months ended September 30,		Nine months ended September 30,	
	2007 $	2006 $	2007 $	2006 $
OPERATING ACTIVITIES				
Net loss for the period	(6,466,061)	(6,494,411)	(20,065,529)	(16,920,553)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities				
Amortization	1,003,239	76,069	1,440,248	174,310
Unrealized gain on short-term investments	-	-	(22,910)	-
Stock based compensation, excluding change in accrued stock appreciation rights as noted below	1,130,567	793,462	3,719,318	2,120,842
Amortization of deferred direct broadcast operating costs	31,395	8,799	94,186	26,399
	(4,300,860)	(5,616,081)	(14,834,687)	(14,599,002)
Changes in operating assets and liabilities				

Accounts receivables	(351,380)	-	(477,680)	-
Other receivables	478,710	(197,586)	172,617	(408,731)
Prepaid expenses, deposits and other assets	(24,656)	(312,815)	304,364	(791,758)
Funds held in trust	14,884	(581,861)	-	(581,861)
Deferred direct broadcast operating costs	-	(191,690)	-	(191,690)
Accounts payable and other accrued liabilities	959,482	(1,020,553)	(491,447)	1,221,951
Due to related party	18,059	(22,342)	(3,480)	(132,240)
Accrued license fees	160,578	23,899	246,160	(13,896)
Accrued stock appreciation rights	(449,653)	623,859	(1,087,760)	623,859
Accrued professional fees	(782,670)	(2,750,880)	22,299	362,242
Obligation under capital lease	(20,659)	-	(20,659)	-
Deferred revenue	481,114	22,253	556,404	46,838
Income taxes payable	8,300	11,000	33,250	36,000
Future tax liability	(22,924)	-	(22,924)	-
Deferred rent	308,857	-	567,447	-
Cash used in operating activities	(3,522,818)	(10,012,797)	(15,036,096)	(14,428,288)
INVESTING ACTIVITIES				
Redemption of short-term investments, net	(12,848)	-	28,000,000	-
Purchase of equipment	(284,675)	(118,835)	(2,886,812)	(771,709)
Acquisition of SportsYA, net of cash acquired of $3,308	1,200	333	(146,439)	(444,973)
Acquisition of Cycling TV Limited, net of cash acquired of $77,237	(2,357,360)	-	(2,357,360)	-
Acquisition of Broadband Network Division of XOS Technologies Inc. [JumpTV Sports]	(60,584,537)	-	(60,584,537)	-
Cash used in investing activities	(63,238,220)	(118,502)	(37,975,148)	(1,216,682)
FINANCING ACTIVITIES				
Proceeds from share issuances, net	7,433	55,566,287	93,104,131	63,564,934
Repayment of bank loan	-	-	(1,287,150)	-
Deferred share issue costs	-	3,449,672	-	-

Redemption of Class C common share	-	-	-	(1)
Proceeds from exercise of stock options	186,963	25,438	314,861	625,484
Proceeds from exercise of warrants	-	-	14,800	-
Normal course issuer bid	(870,133)	-	(870,133)	-
Cash provided by (used in) financing activities	(675,737)	59,041,397	91,276,509	64,190,417
Net (decrease) increase in cash during the period	(67,436,775)	48,910,098	38,265,265	48,545,447
Cash, beginning of period	127,638,918	5,110,401	21,936,878	5,475,052
Cash, end of period	60,202,143	54,020,499	60,202,143	54,020,499

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

UK:
Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV to Hold Conference Call to Discuss Q3 2007 Results

TORONTO--(Marketwire - November 12, 2007) - JumpTV Inc. (AIM: JTV) (TSX: JTV) (www.jumptv.com), a leader in broadcasting international television and sports over the Internet, today announced that it will report on its third quarter 2007 results on Tuesday, November 13, 2007 and will hold a conference call to discuss those results. The conference call will be held at 8:30am EST and 1:30pm GMT on Tuesday, November 13, 2007. To participate in the call, interested parties can use the following dial-in numbers: U.S. and Canada -- 888-693-3477 or International -- +1 973-582-2710; conference code -- 9462080. Callers are suggested to dial-in at least 5 minutes prior to the call.

A replay of the call will be available for 7 days using the following dial-in numbers: U.S. and Canada - - 877-519-4471 or International -- +1 973.341.3080; conference code 9462080.

About JumpTV

JumpTV is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com
UK:
Chris Bowman
Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

END